SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM S-6

For Registration Under the Securities Act of 1933 of Securities of
                                        Unit Investment Trusts
                                        Registered on Form N-8B-2

A.   Exact Name of Trust:               THE FIRST TRUST SPECIAL
                                        SITUATIONS TRUST, SERIES 189

B.   Name of Depositor:                 NIKE SECURITIES L.P.

C.   Complete Address of Depositor's    1001 Warrenville Road
     Principal Executive Offices:       Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:                NIKE SECURITIES L.P.
                                        Attention:  James A. Bowen
                                        Suite 300
                                        1001 Warrenville Road
                                        Lisle, Illinois  60532

                                        CHAPMAN AND CUTLER
                                        Attention:  Eric F. Fess
                                        111 West Monroe Street
                                        Chicago, IL 60603

E.   Title and Amount of
     Securities Being Registered:       An indefinite number of Units
                                        pursuant to Rule 24f-2
                                        promulgated under the
                                        Investment Company Act of
                                        1940, as amended.

F.   Proposed Maximum Offering
     Price to the Public of the
     Securities Being Registered:       Indefinite.

G.   Amount of Filing Fee:              $0.00

H.   Approximate Date of Proposed
     Sale to the Public:                ____ Check if it is proposed
                                        that this filing will become
                                        effective on _____ at ____
                                        p.m. pursuant to Rule 487.
The registrant hereby amends this Registration Statement on such date or dates as may be necessary
                                        to delay its effective date
                                        until the registrant shall
                                        file a further amendment which
                                        specifically states that this
                                        Registration Statement shall
                                        thereafter become effective in
                                        accordance with Section 8(a)
                                        of the Securities Act of 1933
                                        or until the Registration
                                        Statement shall become
                                        effective on such date as the
                                        Commission, acting pursuant to
                                        said Section 8(a), may
                                        determine.
THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 189

Cross-Reference Sheet


(Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

     FORM N-8B-2                        FORM S-6
     ITEM NUMBER                        HEADING IN PROSPECTUS
I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)     Name of trust              Prospectus front cover

     (b)     Title of securities issued  Summary of Essential
                                         Information



2.    Name and address of each          Information as to
                                        depositor Sponsor, Trustee and
                                        Evaluator


3.   Name and address of                Information as to
                                        trustee   Sponsor, Trustee and
                                        Evaluator

4.   Name and address of                Underwriting
                                        principal underwriters

5.   State of organization  The         First Trust Special
                                        of trust  Situations Trust

6.   Execution and termination          The First Trust Special
                                        of trust agreement  Situations
                                        Trust; Other Information

7.   Changes of name                    *

8.   Fiscal Year                        *

9.   Litigation                         *
II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearerRights of Unit Holders
                                        securities

     (b)  Cumulative or distributive    securities The First Trust
                                        Special Situations Trust

     (c)  RedemptionRights of Unit      Holders

     (d)  Conversion, transfer, etc.    Rights of Unit Holders

     (e)  Periodic payment plan         certificates        *

     (f)  Voting rights  Rights of Unit Holders; Other Information

     (g)  Notice of certificate-        Rights of Unit Holders;
                                        holders   Other Information

     (h)  Consents required  Rights of  Unit Holders; Other
                                        Information

     (i)  Other provisions  The First   Trust Special Situations Trust

11.  Types of securities comprising     The First Trust Special units
                                        Situations Trust

12.  Certain information
     regarding periodic payment
     plan certificates                   *

13.  (a)  Load, fees, expenses, etc.    Summary of Essential
                                        Information; Public Offering;
                                        The First Trust Special
                                        Situations Trust

     (b)  Certain information
          regarding periodic payment
          plan certificates              *

     (c) Certain percentages Summary of Essential Information; The
                                        First Trust Special Situations
                                        Trust; Public Offering

     (d) Difference in price offered    Public Offering
                                        for any class of transactions
                                        to any class or group of
                                        individuals

     (e) Certain other load fees,       Rights of Unit Holders
                                        expenses, etc. payable by
                                        holders

     (f) Certain profits receivable     The First Trust Special
                                        by depositor, principal
                                        Situations Trust
                                        underwriters, trustee or
                                        affiliated persons

     (g) Ratio of annual charges to
         income                         *

14. Issuance of trust's Rights of       Unit Holders
                                        securities

15.  Receipt and handling of
     payments from purchases            *

16.  Acquisition and disposition        of underlying securities The
                                        First Trust Special Situations
                                        Trust; Rights of Unit Holders

17.  Withdrawal or redemption  The      First Trust Special Situations
                                        Trust; Public Offering; Rights
                                        of Unit Holders

18.  (a) Receipt, custody and
         disposition of income          Rights of Unit Holders

     (b) Reinvestment of distributions  Rights of Unit Holders

     (c) Reserves or special funds      Information as to Sponsor,
                                        Trustee and Evaluator

     (d) Schedule of distributions      *

19. Records, accounts and reports       Rights of Unit
                                        Holders

20. Certain miscellaneous provisions of
    trust agreement

     (a) Amendment                      Other Information

     (b) Termination                    Other Information

     (c) and (d) Trustee, removal and   Information as to
                                        Sponsor, Trustee and Evaluator

     (e) and (f) Depositor, removal     Information as to
                                        and successor  Sponsor,
                                        Trustee and Evaluator

21.  Loans to security holders           *

22.  Limitations on liability  The      First Trust Special Situations
                                        Trust; Information as to
                                        Sponsor, Trustee and Evaluator

23.  Bonding arrangements               Contents of Registration Statement

24.  Other material provisions
     of trust agreement                 *
III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
25. Organization of depositor           Information as to Sponsor,
                                        Trustee and Evaluator

26.  Fees received by depositor         *

27. Business of depositor               Information as to Sponsor,
                                        Trustee and Evaluator
28. Certain information as to           *
    officials and affiliated persons
    of depositor

29. Voting securities of depositor      *

30. Persons controlling depositor       *

31. Payment by depositor for certain    *
    services rendered to trust

32.  Payment by depositor for certain
     other services rendered to trust

33.                                     Remuneration of other
                                        *
33. Remuneration of other persons for
    certain  services rendered to trust

34. Remuneration of other persons for
    certain services rendered to trust

IV.  DISTRIBUTION AND REDEMPTION

35. Distribution of trust's securities Public Offering securities by states

36. Suspension of sales of trust's securities  *

37. Revocation of authority to distribute      *

38.  (a)  Method of distribution        Public Offering

     (b)                                Underwriting agreements
     (b) Underwriting agreements        Public Offering; Underwriting

     (c) Selling agreements             Public Offering

39.  (a) Organization of principal      Information as to
                                        underwriters   Sponsor,
                                        Trustee and Evaluator

     (b) N.A.S.D. membership of         Information as to
                                        principal underwriters
                                        Sponsor, Trustee and Evaluator

40. Certain fee received by  See        Items 13(a) and 13(e)
                                        principal underwriters

41.  (a)  Business of principal         Information as to
                                        underwriters   Sponsor,
                                        Trustee and Evaluator

     (b) Branch offices of principal
         underwriters                   *

     (c) Salesmen of principal
         underwriters                   *

42. Ownership of trust's securities by
    certain persons                     *

43. Certain brokerage commissions received
    by principal underwriters           *

44.  (a) Method of valuation Summary of Essential Information; The
                                        First Trust Special Situations
                                        Trust; Public Offering
     (b) Schedule as to offering price   *

     (c) Variation in offering price to
         certain persons                Public Offering

45.  Suspension of redemption rights    *

46.  (a) Redemption Valuation           Rights of Unit Holders

     (b) Schedule as to redemption      *

47. Maintenance of position             Public Offering; Rights
                                        in underlying securities of
                                        Unit Holders

V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Organization and regulation         Information as to
                                        of trusteeSponsor, Trustee and
                                        Evaluator

49.  Fees and expenses of trustee       The First Trust Special
                                        Situations Trust

50. Trustee's lien                      The First Trust
                                        Special Situations Trust

VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OR SECURITIES

51. Insurance of holders of trust's securities  *

VII.  POLICY OF REGISTRANT
52.  (a) Provisions of trust The First  Trust Special
                                        agreement with respect
                                        Situations Trust; Rights
                                        to selection or elimination
                                        of Unit Holders
                                        of underlying securities
     (b) Transactions involving elimination
         of underlying securities       *

     (c)  Policy regarding  The First   Trust Special
                                        substitution or elimination
                                        Situations Trust; Rights
                                        of underlying securities of
                                        Unit Holders
     (d) Fundamental policy not otherwise covered  *

53.  Tax status of Trust                The First Trust Special
                                        Situations Trust

VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during last ten years  *

55.  Certain information regarding periodic
     payment plan certificated

56.  Certain information regarding periodic
     payment plan certificates

57. Certain information regarding periodic payment plan certificates

58. Certain information regarding periodic payment plan certificates

59. Financial statements                Report of
                                        Independent
                                        (Instruction 1(b) toAuditors;
                                        Statement of
                                        Form S-6) Net Assets





__________________________
*    Inapplicable, answer negative or not required.



             Preliminary Prospectus Dated February 14, 1997

          THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 189


10,000 Units                            (A Unit Investment Trust)

     The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series.

     A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


Part I of II

                   First Trust (registered trademark)

                 Target 5 Trust, February 1997 Series
                 Target 10 Trust, February 1997 Series
              Global Target 15 Trust, February 1997 Series
              Global Target 30 Trust, February 1997 Series



     (The First Trust Special Situations Trust, Series 181)


THIS PART I OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE PART II OF THE PROSPECTUS DATED JANUARY 2, 1997. BOTH PARTS I AND II OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.


The Trusts. The First Trust Special Situations Trust, Series 181 consists of the underlying separate unit investment trusts set forth above. The various trusts are sometimes collectively referred to herein as the "Trusts" and each as a "Trust." Each Trust consists of a portfolio containing common stocks issued by companies which provide income and are considered to have the potential for capital appreciation (the "Equity Securities").



Target 5 Trust, February 1997 Series (the "Target 5 Trust") consists of common stock of the five companies with the lowest per share stock price of the ten companies in the Dow Jones Industrial Average (the "DJIA") that have the highest dividend yield as of the close of business on the date prior to this Prospectus (the "Domestic Stock Selection Date"). Target 10 Trust, February 1997 Series (the "Target 10 Trust") consists of common stock of the ten companies in the DJIA that have the highest dividend yield as of the Domestic Stock Selection Date. Both the Global Target 15 Trust, February 1997 Series (the "Global Target 15 Trust") and the Global Target 30 Trust, February 1997 Series (the "Global Target 30 Trust") consist of common stocks of companies which are components of the DJIA, the Financial Times Industrial Ordinary Share Index ("FT Index") or the Hang Seng Index. Specifically, the Global Target 15 Trust consists of common stock of the five companies with the lowest per share stock price of the ten companies in each of the DJIA, FT Index and Hang Seng Index, respectively, that have the highest dividend yield in the respective index as of the Domestic Stock Selection Date in the case of the DJIA stocks and two business days prior to the date of this Prospectus in the case of the FT Index and Hang Seng Index stocks (the "Foreign Stock Selection Date"). The Global Target 30 Trust consists of common stock of the ten companies in each of the DJIA, FT Index and the Hang Seng Index, respectively, that have the highest dividend yield in the respective index as of the close of business on the same business days as those used to establish the Global Target 15 Trust. See "Schedule of Investments" for each Trust.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          Nike Securities, L.P.
              Sponsor of First Trust (registered trademark)
                             1-800-621-9533


             The date of this Prospectus is February 3, 1997

The objective of each Trust is to provide an above-average total return through a combination of dividend income and capital appreciation. Units of both the Target 5 Trust and the Target 10 Trust have not been designed so that their prices will parallel or correlate with movements in the DJIA, and it is expected that their prices will not do so. Units of the Global Target 15 Trust and the Global Target 30 Trust have not been designed so that their prices will parallel or correlate with movements in the DJIA, FT Index or Hang Seng Index, either individually or collectively, and it is expected that their prices will not do so. Each Trust has a mandatory termination date (the "Mandatory Termination Date") of approximately one year from the date of this Prospectus as set forth under "Summary of Essential Information." Investors of the Global Target 15 Trust and the Global Target 30 Trust should note that an investment in a portfolio which contains foreign equity securities involves risks in addition to those normally associated with an investment in a portfolio consisting solely of domestic equity securities. Also, the reversion of Hong Kong to Chinese control on July 1, 1997 may adversely affect the Equity Securities of Hong Kong issuers contained in the Global Target 15 Trust and the Global Target 30 Trust. There is, of course, no guarantee that a Trust's objective will be achieved.

Each Unit of a Trust represents an undivided interest in all Equity Securities deposited therein. The Sponsor may deposit additional Equity Securities or cash to create new Units after the Initial Date of Deposit in the manner described in "What is the First Trust Special Situations Trust?" in Part II of this Prospectus.

Unless otherwise indicated, all amounts herein are stated in U.S.
dollars. In the case of the common stocks which are components of the FT Index or Hang Seng Index (the "Foreign Equity Securities"), these amounts are computed on the basis of the exchange rate for British pounds sterling or Hong Kong dollars, as applicable, on the business day prior to the Initial Date of Deposit.


Public Offering Price. The Public Offering Price per Unit of each Trust is equal to the aggregate underlying value of the Equity Securities in such Trust (generally determined by their closing sale prices) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust, plus an initial sales charge for each Trust equal to the difference between the maximum sales charge for each Trust (2.75% of the Public Offering Price) and the maximum remaining deferred sales charge (initially $.175 per Unit for each Trust). Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Equity Securities. Commencing March 31, 1997, and on the last business day of each month thereafter, through December 31, 1997, a deferred sales charge of $.0175 also will be assessed per Unit. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. The deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 2.75% of the Public Offering Price (equivalent to 2.778% of the net amount invested, exclusive of the deferred sales charge). A pro rata share of accumulated dividends, if any, in the Income Account is included in the Public Offering Price. The minimum purchase for each Trust is $1,000 ($250 for an Individual Retirement Account or other retirement plans). The sales charge for each Trust is reduced on a graduated scale for sales involving at least $50,000. See "How is the Public Offering Price Determined?" in Part II of this Prospectus.



Estimated Net Annual Distributions. The estimated net annual dividend distributions to Unit holders (based on the most recent quarterly or semi-annual ordinary dividend declared with respect to the Equity Securities listed on the DJIA (the "Domestic Equity Securities") and the most recent interim and final ordinary dividend declared with respect to the Foreign Equity Securities and converted into U.S. dollars, if applicable, at the offer side of the exchange rate at the Evaluation
Time) at the opening of business on the Initial Date of Deposit on a per Unit basis was $.2719, $.2840, $.4298 and $.4198 for the Target 5 Trust, Target 10 Trust, Global Target 15 Trust and Global Target 30 Trust, respectively. This estimate will vary with changes in a Trust's fees and expenses, in dividends received, in currency exchange rates, and with the sale of Equity Securities. There is no assurance that the estimated net annual dividend distributions will be realized in the future.



Dividend and Capital Distributions. Cash dividends received by a Trust will be paid on June 30, 1997 and December 31, 1997 to Unit holders of record on June 15, 1997 and December 15, 1997, respectively, and again as part of the final liquidation distribution. Distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, and in certain circumstances, earlier. Any distribution of income and/or capital will be net of expenses of a Trust. See "What is the Federal Tax Status of Unit Holders?" in Part II of this Prospectus. Additionally, upon termination of a Trust, the Trustee will distribute, upon surrender of Units, to each remaining Unit holder (other than a Rollover Unit holder as defined below) his pro rata share of such Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"
in Part II of this Prospectus. For distributions to Rollover Unit holders, see "Special Redemption, Liquidation and Investment in a New Trust." Any Unit holder may elect to have each distribution of income or capital on his Units, other than the final liquidating distribution, automatically reinvested in additional Units of such Trust subject only to remaining deferred sales charge payments. See "Rights of Unit Holders-How are Income and Capital Distributed?" in Part II of this Prospectus.


Foreign Investors. If you are not a United States citizen or resident, distributions from a Foreign Equity Security contained in the Global Target 15 Trust or the Global Target 30 Trust will generally not be subject to U.S. federal withholding tax. See "What is the Federal Tax Status of Unit Holders?" in Part II of this Prospectus. Such investors should consult their tax adviser regarding the imposition of U.S. withholding on distributions.

Secondary Market for Units. Although not obligated to do so, the Sponsor may maintain a market for Units and offer to repurchase the Units at prices based on the aggregate value of the Equity Securities, plus or minus cash, if any, in the Capital and Income Accounts of such Trust. If a secondary market is not maintained, a Unit holder may still redeem his Units through the Trustee. A Unit holder of the Target 5 Trust or Target 10 Trust tendering 2,500 Units or more may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) in lieu of payment in cash (an "In-Kind Distribution"). See "Will There be a Secondary Market?" and "How May Units be Redeemed?" in Part II of this Prospectus. Any deferred sales charge remaining on Units at the time of their sale or redemption will be collected at that time.


Special Redemption, Liquidation and Investment in a New Trust. The Sponsor intends to create a separate 1998 trust (the "New Trusts") in conjunction with the termination of each Trust. The portfolio of the New Trusts will contain equity securities of the companies which satisfy each such Trust's investment strategy at the time such Trust is established. Unit holders who hold their Units in book entry form may specify by February 2, 1998 to have their Units redeemed In-Kind, the distributed Equity Securities sold, and the proceeds invested in a New Trust at a reduced sales charge, provided such New Trust is offered and Units are available. Cash not invested in a New Trust will be distributed. (Such Unit holders are "Rollover Unit holders"). Rollover Unit holders therefore will not receive a final liquidation distribution, but will receive Units in a New Trust. This exchange option may be modified, terminated or suspended. See "Special Redemption, Liquidation and Investment in a New Trust" in Part II of this Prospectus.


Termination. Commencing on the Mandatory Termination Date, the Equity Securities will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of the termination to Unit holders which will specify when certificates may be surrendered and include a form to enable a Unit holder to elect an In-Kind Distribution, if such Unit holder owns at least 2,500 Units of a Target 5 Trust or Target 10 Trust. Unit holders not electing the "Rollover Option" or those not electing or eligible for an In-Kind Distribution will receive a cash distribution within a reasonable time after their respective Trust's termination. See "How are Income and Capital Distributed?" and "Other Information" in Part II of this Prospectus.

Risk Factors. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers or the general condition of the applicable stock market (which currently are at historically high levels), governmental, political, economic and fiscal policies of the representative countries (especially Hong Kong following the July 1, 1997 reversion to Chinese control), volatile interest rates, economic recession, the lack of adequate financial information concerning an issuer and exchange control restrictions impacting foreign issuers.

An investment in the Global Target 15 Trust and the Global Target 30 Trust will also be subject to the risks of currency fluctuations associated with investments in foreign Equity Securities trading in non-U.S. currencies. An investment in the Target 5 Trust may subject a Unit holder to additional risk due to the relative lack of diversity in its portfolio since the portfolio contains only five stocks. Therefore, Units of the Target 5 Trust may be subject to greater market risk than other trusts which contain a more diversified portfolio of securities. The Target 10 Trust is considered to be concentrated in common stocks of petroleum refining companies which involves certain additional risks including the effect of energy conservation, production controls, the success of exploration projects and tax and other regulatory policies of various governments.

Each Trust is not actively managed and Equity Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation. Finally, each strategy has underperformed its respective index or indices in certain years and is contrarian in nature. The Trusts may not be appropriate investments for those who are unable or unwilling to assume the risks involved generally with an equity investment. Because of the contrarian nature of the Trusts and the attributes of the common stocks which caused inclusion in the portfolios, the Trusts may not be appropriate for investors seeking either preservation of capital or high current income. See "What are Equity Securities?-Risk Factors" in Part II of this Prospectus.

                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                                of the Equity Securities-February 3, 1997


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                                         Target 5 Trust   Target 10 Trust
                                                                                         February 1997    February 1997
                                                                                         Series           Series
                                                                                         ______________   _______________
General Information
Initial Number of Units (1)                                                                  15,000           15,000
Fractional Undivided Interest in the Trust per Unit (1)                                    1/15,000         1/15,000
Public Offering Price:
  Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)              $  148,504       $  148,500
  Aggregate Offering Price Evaluation of Equity Securities per Unit                      $    9.900       $    9.900
  Maximum Sales Charge 2.75% of the Public Offering Price per Unit
    (2.778% of the net amount invested, exclusive of the deferred sales charge) (3)      $     .275       $     .275
  Less Deferred Sales Charge per Unit                                                    $    (.175)      $    (.175)
  Public Offering Price per Unit (3)                                                     $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit                                              $    9.725       $    9.725
Redemption Price per Unit (based on aggregate underlying
  value of Equity Securities less the deferred sales charge) (4)                         $    9.725       $    9.725
Cash CUSIP Number                                                                        33718T 381       33718T 407
Reinvestment CUSIP Number                                                                33718T 399       33718T 415
Trustee's Annual Fee per Unit outstanding                                                $    .0085       $    .0085
Evaluator's Annual Fee per Unit outstanding (5)                                          $    .0025       $    .0025
Maximum Supervisory Fee per Unit outstanding (6)                                         $    .0025       $    .0025

First Settlement Date                                  February 6, 1997
Rollover Notification Date                             February 2, 1998
Special Redemption and Liquidation Period              February 16, 1998 to February 27, 1998
Mandatory Termination Date                             February 27, 1998
Discretionary Liquidation Amount                       A Trust may be terminated if the value of the Equity Securities is less than the lower of $2,000,000 or 20% of the total value of
                                                       Equity Securities deposited in a Trust during the primary offering period.
Income Distribution Record Date                        Fifteenth day of June and December, commencing June 15, 1997.
Income Distribution Date (7)                           Last day of June and December, commencing June 30, 1997.

[FN]
______________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of a Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Equity Security listed on a national securities exchange is valued at the opening sale price on the New York Stock Exchange on the Initial Date of Deposit, or if no such price exists at the opening ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" contained herein and "Public Offering" in Part II for additional information regarding these charges. On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) See "How May Units be Redeemed?" in Part II of this Prospectus.

(5) Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0010 per Unit.

(7) At the Rollover Notification Date for Rollover Unit holders or upon termination of a Trust for other Unit holders, amounts in the Income Account (which consist of dividends on the Equity Securities) will be included in amounts distributed to or on behalf of Unit holders. Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution.

                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                                of the Equity Securities-February 3, 1997


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                                      Global Target 15   Global Target 30
                                                                                      February           February
                                                                                      1997 Series        1997 Series
                                                                                      ________________   ________________
General Information
Initial Number of Units (1)                                                               30,270             30,335
Fractional Undivided Interest in the Trust per Unit (1)                                 1/30,270           1/30,335
Public Offering Price:
   Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)          $  299,683         $  300,319
   Aggregate Offering Price Evaluation of Equity Securities per Unit                  $    9.900         $    9.900
   Maximum Sales Charge 2.75% of the Public Offering Price per Unit
     (2.778% of the net amount invested, exclusive of the deferred sales charge)(3)   $     .275         $     .275
    Less Deferred Sales Charge per Unit                                               $    (.175)        $    (.175)
    Public Offering Price per Unit (3)                                                $   10.000         $   10.000
Sponsor's Initial Repurchase Price per Unit                                           $    9.725         $    9.725
Redemption Price per Unit (based on aggregate underlying
    value of Equity Securities less the deferred sales charge) (4)                    $    9.725         $    9.725
Cash CUSIP Number                                                                     33718T 423         33718T 449
Reinvestment CUSIP Number                                                             33718T 431         33718T 456
Trustee's Annual Fee per Unit outstanding                                             $    .0090         $    .0090
Evaluator's Annual Fee per Unit outstanding (5)                                       $    .0025         $    .0025
Maximum Supervisory Fee per Unit outstanding (6)                                      $    .0025         $    .0025

First Settlement Date                                  February 6, 1997
Rollover Notification Date                             February 2, 1998
Special Redemption and Liquidation Period              February 16, 1998 to February 27, 1998
Mandatory Termination Date                             February 27, 1998
Discretionary Liquidation Amount                       A Trust may be terminated if the value of the Equity Securities is less than the lower of $2,000,000 or 20% of the total value of
                                                       Equity Securities deposited in the Trust during the primary offering period.
Income Distribution Record Date                        Fifteenth day of June and December, commencing June 15, 1997.
Income Distribution Date (7)                           Last day of June and December, commencing June 30, 1997.

[FN]
______________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of a Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Equity Security listed on a securities exchange is valued at the last closing sale price on the relevant stock exchange (generally 4:00 p.m. Eastern time on the New York Stock Exchange, 11:30 a.m. Eastern time on the London Stock Exchange and 3:30 a.m. Eastern time on the Hong Kong Stock Exchange) on the business day prior to the Initial Date of Deposit, or if no such price exists at the closing ask price thereof.
The aggregate value of the Foreign Equity Securities in the Trust represents the U.S. dollar value based on the offering side value of the currency exchange rate for the British pound sterling or the Hong Kong dollar at the Evaluation Time on the business day prior to the Initial Date of Deposit.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" contained herein and "Public Offering" in Part II of this Prospectus for additional information regarding these charges. On the business day prior to the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price per Unit is based on the aggregate value of the Equity Securities computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars. The Public Offering Price as shown reflects the value of the Equity Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued generally as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) See "How May Units be Redeemed?" in Part II of this Prospectus.

(5) Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0010 per Unit.

(7) At the Rollover Notification Date for Rollover Unit holders or upon termination of a Trust for other Unit holders, amounts in the Income Account (which consist of dividends on the Equity Securities) will be included in amounts distributed to or on behalf of Unit holders. Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution.

                               FEE TABLES

These Fee Tables are intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "What are the Expenses and Charges?" in Part II of this Prospectus. Although the Trusts have a term of only one year and are unit investment trusts rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over each year into a New Trust subject only to the deferred sales charge.

                                            Target 5 Trust, February 1997 Series
                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
   (as a percentage of public offering price)                                                    1.00%(a)      $.100
Deferred sales charge
   (as a percentage of public offering price)                                                    1.75%(b)       .175
                                                                                                 ________      ________
                                                                                                 2.75%         $.275
                                                                                                 ========      ========
Maximum Sales Charge imposed on Reinvested Dividends                                             1.75%(c)       .175

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                                    .086%        $.0085
Portfolio supervision, bookkeeping, administrative and
   evaluation fees                                                                               .060%         .0060
Other operating expenses                                                                         .022%         .0022
                                                                                                 ________      ________
   Total                                                                                         .168%        $.0167
                                                                                                 ========      ========

                                                           Example
                                                           _______
                                                                              Cumulative Expenses Paid for Period:
                                                                  1 Year         3 Years        5 Years        10 Years
                                                                  ______         _______        _______        ________
An investor would pay the following expenses on a $1,000
investment, assuming the Target 5 Trust, February 1997 Series estimated operating expense ratio of .168% and a 5% annual
return on the investment throughout the periods                   $29            $69            $111           $229

                                           Target 10 Trust, February 1997 Series
                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
   (as a percentage of public offering price)                                                    1.00%(a)      $.100
Deferred sales charge
   (as a percentage of public offering price)                                                    1.75%(b)       .175
                                                                                                 ________      ________
                                                                                                 2.75%         $.275
                                                                                                 ========      ========
Maximum Sales Charge imposed on Reinvested Dividends                                             1.75%(c)       .175

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                                     .086%        $.0085
Portfolio supervision, bookkeeping, administrative and
   evaluation fees                                                                                .060%         .0060
Other operating expenses                                                                          .022%         .0022
                                                                                                 ________      ________
   Total                                                                                          .168%        $.0167
                                                                                                 ========      ========

                                                           Example
                                                           _______
                                                                            Cumulative Expenses Paid for Period:
                                                                  1 Year         3 Years        5 Years        10 Years
                                                                  ______         _______        _______        ________
An investor would pay the following expenses on a $1,000
investment, assuming the Target 10 Trust, February 1997 Series estimated operating expense ratio of .168% and a 5% annual
return on the investment throughout the periods                   $29            $69            $111           $229

                                        Global Target 15 Trust, February 1997 Series
                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
    (as a percentage of public offering price)                                                   1.00%(a)      $.100
Deferred sales charge
    (as a percentage of public offering price)                                                   1.75%(b)       .175
                                                                                                 ________      ________
                                                                                                 2.75%         $.275
                                                                                                 ========      ========
Maximum Sales Charge imposed on Reinvested Dividends                                             1.75%(c)       .175

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                                    .090%         $.0090
Portfolio supervision, bookkeeping, administrative and
    evaluation fees                                                                              .060%          .0060
Other operating expenses                                                                         .112%          .0111
                                                                                                 ________      ________
    Total                                                                                        .262%         $.0261
                                                                                                ========      ========

                                                           Example
                                                           _______
                                                                         Cumulative Expenses Paid for Period:
                                                            1 Year           3 Years          5 Years          10 Years
                                                            ______           _______          _______          ________


An investor would pay the following expenses on a $1,000
investment, assuming the Global Target 15 Trust, February
1997 Series estimated operating expense ratio of .262% and
a 5% annual return on the investment throughout the periods $30              $72              $116             $238

                                        Global Target 30 Trust, February 1997 Series
                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
    (as a percentage of public offering price)                                                   1.00%(a)      $ .100
Deferred sales charge
    (as a percentage of public offering price)                                                   1.75%(b)        .175
                                                                                                 ________      ________
                                                                                                 2.75%         $ .275
                                                                                                 ========      ========
Maximum Sales Charge imposed on Reinvested Dividends                                             1.75%(c)        .175

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                                    .090%         $.0090
Portfolio supervision, bookkeeping, administrative and
    evaluation fees                                                                              .060%          .0060
Other operating expenses                                                                         .112%          .0111
                                                                                                 ________      ________
    Total                                                                                        .262%         $.0261
                                                                                                 ========      ========

                                                           Example
                                                           _______
                                                                     Cumulative Expenses Paid for Period:
                                                            1 Year           3 Years          5 Years          10 Years
                                                            ______           _______          _______          ________
An investor would pay the following expenses on a $1,000
investment, assuming the Global Target 30 Trust, February
1997 Series estimated operating expense ratio of .262% and
a 5% annual return on the investment throughout the periods $30              $72              $116             $238

The above examples assume reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the examples, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The examples should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

[FN]
______________

(a) The Initial Sales Charge would exceed 1.00% if the Public Offering Price exceeds $10.00 per Unit.

(b) The actual fee is $.0175 per month per Unit, irrespective of purchase or redemption price deducted over a ten-month period for each one-year Trust. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 1.75% for the Trust. If the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 1.75% for the Trust. Units purchased subsequent to the initial deferred sales charge payment will be subject to the Initial Sales Charge and to the remaining deferred sales charge payments.

(c) Reinvested Dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "How are Income and Capital Distributed?" in Part II of this Prospectus.

                     REPORT OF INDEPENDENT AUDITORS



The Sponsor, Nike Securities L.P., and Unit Holders
THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 181



We have audited the accompanying statements of net assets, including the schedules of investments, of The First Trust Special Situations Trust, Series 181, comprised of the Target 5 Trust, February 1997 Series, Target 10 Trust, February 1997 Series, Global Target 15 Trust, February 1997 Series and Global Target 30 Trust, February 1997 Series as of the opening of business on February 3, 1997. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letters of credit held by the Trustee and deposited in the Trusts on February 3, 1997. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of The First Trust Special Situations Trust, Series 181, comprised of the Target 5 Trust, February 1997 Series, Target 10 Trust, February 1997 Series, Global Target 15 Trust, February 1997 Series and Global Target 30 Trust, February 1997 Series at the opening of business on February 3, 1997 in conformity with generally accepted accounting principles.


                               ERNST & YOUNG LLP


Chicago, Illinois
February 3, 1997

                                                 Statements of Net Assets

                     The First Trust Special Situations Trust, Series 181
                At the Opening of Business on the Initial Date of Deposit
                                                         February 3, 1997


                                                  Target 5 Trust   Target 10 Trust  Global Target 15     Global Target 30
                                                  February 1997    February 1997    Trust, February      Trust, February
                                                  Series           Series           1997 Series          1997 Series
                                                  ______________   _______________  ________________     ________________
NET ASSETS
Investment in Equity Securities represented by    $148,504         $148,500         $299,683             $300,319
purchase contracts (1) (2)
Less liability for deferred sales charge (3)        (2,625)          (2,625)          (5,297)              (5,309)
                                                  ________         ________         ________             ________
Net assets                                        $145,879         $145,875         $294,386             $295,010
                                                  ========         ========         ========             ========
Units outstanding                                   15,000           15,000           30,270               30,335
ANALYSIS OF NET ASSETS
Cost to investors (4)                             $150,004         $150,000         $302,711             $303,352
Less sales charge (4)                               (4,125)          (4,125)          (8,325)              (8,342)
                                                  ________         ________         ________             ________
Net assets                                        $145,879         $145,875         $294,386             $295,010
                                                  ========         ========         ========             ========

[FN]

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) Four irrevocable letters of credit ($200,000 each for the Target 5 Trust and Target 10 Trust and $400,000 each for the Global Target 15 Trust and Global Target 30 Trust) issued by The Chase Manhattan Bank have been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Equity Securities pursuant to purchase contracts for such Equity Securities.

(3) Represents the amount of mandatory distributions from a Trust ($.175 per Unit), payable to the Sponsor in ten equal monthly installments beginning on March 31, 1997 and on the last business day of each month thereafter through December 31, 1997. If Units are redeemed prior to December 31, 1997 the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(4) The aggregate cost to investors in a Trust includes a maximum total sales charge computed at the rate of 2.75% of the Public Offering Price (equivalent to 2.778% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge for quantity purchases or for Rollover Unit holders of prior series of each Trust, if any.

                                                  Schedule of Investments

                                     TARGET 5 TRUST, FEBRUARY 1997 SERIES
                     The First Trust Special Situations Trust, Series 181
                At the Opening of Business on the Initial Date of Deposit
                                                         February 3, 1997


                                                                   Percentage
Number                                                             of Aggregate     Market       Cost of Equity   Current
of           Ticker Symbol and Name of                             Offering         per          Securities to    Dividend
Shares       Issuer of Equity Securities (1)                       Price            Share        the Trust (2)    Yield (3)
______       _______________________________                       ___________      ______       ______________   _________
754          T     AT&T Corporation                                 20%             $39.375      $ 29,689         3.19%
447          CHV   Chevron Corporation                              20%              66.375        29,670         3.25%
503          GM    General Motors Corporation                       20%              59.000        29,677         3.39%
727          IP    International Paper Company                      20%              40.875        29,716         2.45%
349          MMM   Minnesota Mining & Manufacturing Company         20%              85.250        29,752         2.30%
                                                                   _______                       _________
                   Total Investments                               100%                          $148,504
                                                                   =======                       =========

[FN]
______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on February 3, 1997. The Trust has a mandatory termination date of February 27, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the closing sale prices of the Equity Securities on January 31, 1997, the business day prior to the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,504. Cost and profit to Sponsor relating to the Equity Securities sold to the Trust were $147,836 and $668, respectively.

(3) Current Dividend Yield for each Equity Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Equity Security and dividing the result by that Equity
Security's closing sale price on the business day prior to the Initial Date of Deposit.

                                                  Schedule of Investments

                                    TARGET 10 TRUST, FEBRUARY 1997 SERIES
                     The First Trust Special Situations Trust, Series 181
                At the Opening of Business on the Initial Date of Deposit
                                                         February 3, 1997


                                                                   Percentage
Number                                                             of Aggregate     Market       Cost of Equity   Current
of           Ticker Symbol and Name of                             Offering         Value per    Securities to    Dividend
Shares       Issuer of Equity Securities (1)                       Price            Share        the Trust (2)    Yield (3)
______       _______________________________                       ____________     _________    ______________   _________
377          T     AT&T Corporation                                 10%             $ 39.375     $ 14,844         3.19%
225          CHV   Chevron Corporation                              10%               66.375       14,934         3.25%
136          DD    E.I. du Pont de Nemours & Company                10%              109.625       14,909         2.08%
143          XON   Exxon Corporation                                10%              103.625       14,818         3.05%
251          GM    General Motors Corporation                       10%               59.000       14,809         3.39%
363          IP    International Paper Company                      10%               40.875       14,838         2.45%
174          MMM   Minnesota Mining & Manufacturing Company         10%               85.250       14,834         2.30%
144          JPM   J.P. Morgan & Company, Inc.                      10%              103.000       14,832         3.42%
125          MO    Philip Morris Companies, Inc.                    10%              118.875       14,859         4.04%
140          TX    Texaco, Inc.                                     10%              105.875       14,823         3.21%
                                                                   _______                       ________
                   Total Investments                               100%                          $148,500
                                                                   =======                       ========

[FN]
______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on February 3, 1997. The Trust has a mandatory termination date of February 27, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the closing sale prices of the Equity Securities on January 31, 1997, the business day prior to the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,500. Cost and profit to Sponsor relating to the Equity Securities sold to the Trust were $147,991 and $509, respectively.

(3) Current Dividend Yield for each Equity Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Equity Security and dividing the result by that Equity
Security's closing sale price on the business day prior to the Initial Date of Deposit.

                                                  Schedule of Investments

                             GLOBAL TARGET 15 TRUST, FEBRUARY 1997 SERIES
                     The First Trust Special Situations Trust, Series 181
                At the Opening of Business on the Initial Date of Deposit
                                                         February 3, 1997


                                                                  Percentage
Number                                                            of Aggregate     Market       Cost of Equity   Current
of                                                                Offering         Value per    Securities to    Dividend
Shares      Name of Issuer of Equity Securities (1)               Price            Share        the Trust (2)    Yield (3)
______      _______________________________________               ____________     _________    ______________   _________
            DJIA Companies:
            _______________
   508      AT&T Corporation                                      6.68%            $39.3750     $ 20,003         3.19%
   301      Chevron Corporation                                   6.67%             66.3750       19,979         3.25%
   339      General Motors Corporation                            6.67%             59.0000       20,001         3.39%
   489      International Paper Company                           6.67%             40.8750       19,988         2.45%
   235      Minnesota Mining & Manufacturing Company              6.69%             85.2500       20,034         2.30%

            FT Index Companies:
            ___________________
 4,371      BICC Plc                                              6.67%              4.5754       19,999         5.38%
 4,836      BTR Plc                                               6.67%              4.1355       19,999         6.36%
 5,569      British Gas Plc                                       6.67%              3.5916       20,002         8.07%
 3,243      Courtaulds Plc                                        6.67%              6.1672       20,000         5.20%
13,552      Hanson Plc                                            6.67%              1.4758       20,000         5.42%

            Hang Seng Index Companies:
            __________________________
16,000      Amoy Properties Limited                               6.79%              1.2707       20,330         4.42%
13,000      Cathay Pacific Airways                                6.72%              1.5480       20,124         4.04%
17,000      Henderson Investment Ltd.                             6.51%              1.1481       19,518         4.61%
30,000      Shun Tak Holdings Ltd.                                6.84%              0.6837       20,511         6.13%
24,000      South China Morning Post (Holdings) Ltd.              6.41%              0.7998       19,195         4.84%
                                                                  _______                       _________
                Total Investments                                  100%                         $299,683
                                                                  =======                       =========

[FN]
______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on February 3, 1997. The Trust has a mandatory termination date of February 27, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired-generally determined by the closing sale prices of the Equity Securities on the applicable exchange (converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the close of business on January 31, 1997, the business day prior to the Initial Date of Deposit. The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. Such aggregate underlying value of the Equity Securities on the business day prior to the Initial Date of Deposit was $299,683. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $300,838 and $1,155, respectively.

(3) Current Dividend Yield for each Equity Security was calculated by adding together the most recent interim and final ordinary dividends declared in the case of the FT Index Companies and the Hang Seng Index Companies, or annualizing the last quarterly or semi-annual ordinary dividend declared in the case of the DJIA Companies, and dividing the result by that Equity Security's closing sale price on the close of business on the business day prior to the Initial Date of Deposit. Generally, United Kingdom and Hong Kong companies pay one interim and one final dividend per fiscal year while United States companies usually pay dividends quarterly or semi-annually.

                                                  Schedule of Investments

                             GLOBAL TARGET 30 TRUST, FEBRUARY 1997 SERIES
                     The First Trust Special Situations Trust, Series 181
                At the Opening of Business on the Initial Date of Deposit
                                                         February 3, 1997


                                                                  Percentage       Market
Number                                                            of Aggregate     Value        Cost of Equity   Current
of                                                                Offering         per          Securities to    Dividend
Shares      Name of Issuer of Equity Securities (1)               Price            Share        the Trust (2)    Yield (3)
______      _______________________________________               ____________     ______       ______________   _________
            DJIA Companies:
            _______________
   253      AT&T Corporation                                      3.32%            $ 39.3750    $  9,962         3.19%
   150      Chevron Corporation                                   3.31%              66.3750       9,956         3.25%
    91      E.I. du Pont de Nemours & Company                     3.32%             109.6250       9,976         2.08%
    97      Exxon Corporation                                     3.35%             103.6250      10,052         3.05%
   169      General Motors Corporation                            3.32%              59.0000       9,971         3.39%
   245      International Paper Company                           3.33%              40.8750      10,014         2.45%
   117      Minnesota Mining & Manufacturing Company              3.32%              85.2500       9,974         2.30%
    97      J.P. Morgan & Company, Inc.                           3.33%             103.0000       9,991         3.42%
    84      Philip Morris Companies, Inc.                         3.33%             118.8750       9,986         4.04%
    94      Texaco, Inc.                                          3.31%             105.8750       9,952         3.21%

            FT Index Companies:
            ___________________
 1,455      Allied Domecq Plc                                     3.33%               6.8711       9,998         6.87%
 2,186      BICC Plc                                              3.33%               4.5754      10,002         5.38%
 2,418      BTR Plc                                               3.33%               4.1355      10,000         6.36%
 2,784      British Gas Plc                                       3.33%               3.5916       9,999         8.07%
 1,462      British Telecommunications Plc                        3.33%               6.8391       9,999         5.60%
 1,621      Courtaulds Plc                                        3.33%               6.1672       9,997         5.20%
 6,776      Hanson Plc                                            3.33%               1.4758      10,000         5.42%
   831      Imperial Chemical Industries Plc                      3.34%              12.0705      10,031         5.14%
   959      Peninsular & Oriental Steam Navigation Company        3.33%              10.4307      10,003         5.85%
 1,422      Tate & Lyle Plc                                       3.33%               7.0311       9,998         4.84%

            Hang Seng Index Companies:
            __________________________
 8,000      Amoy Properties Limited                               3.38%               1.2707      10,165         4.42%
 7,000      Cathay Pacific Airways                                3.61%               1.5480      10,836         4.04%
 2,000      China Light & Power Company Ltd.                      3.12%               4.6827       9,365         3.91%
 5,000      Hang Lung Development Company                         3.44%               2.0640      10,320         4.34%
 9,000      Henderson Investment Ltd.                             3.44%               1.1481      10,333         4.61%
 1,000      Henderson Land Development Company Ltd.               3.08%               9.2558       9,256         4.22%
 3,000      Hong Kong Electric Holdings Ltd.                      3.54%               3.5475      10,642         4.20%
 6,000      Hong Kong Telecommunications Ltd.                     3.45%               1.7286      10,372         5.34%
14,000      Shun Tak Holdings Ltd.                                3.19%               0.6837       9,572         6.13%
12,000      South China Morning Post (Holdings) Ltd.              3.20%               0.7998       9,597         4.84%
                                                                  _______                       _________
                Total Investments                                  100%                         $300,319
                                                                  =======                       =========

[FN]
______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on February 3, 1997. The Trust has a mandatory termination date of February 27, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired-generally determined by the closing sale prices of the Equity Securities on the applicable exchange (converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the close of business on January 31, 1997, the business day prior to the Initial Date of Deposit. The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. Such aggregate underlying value of the Equity Securities on the business day prior to the Initial Date of Deposit was $300,319. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $301,640 and $1,321, respectively.

(3) Current Dividend Yield for each Equity Security was calculated by adding together the most recent interim and final ordinary dividends declared in the case of the FT Index Companies and the Hang Seng Index Companies, or annualizing the last quarterly or semi-annual ordinary dividend declared in the case of the DJIA Companies, and dividing the result by that Equity Security's closing sale price on the close of business on the business day prior to the Initial Date of Deposit. Generally, United Kingdom and Hong Kong companies pay one interim and one final dividend per fiscal year while United States companies usually pay dividends quarterly or semi-annually.

                   FIRST TRUST (registered trademark)


                  TARGET 5 TRUST, FEBRUARY 1997 SERIES
                  TARGET 10 TRUST, FEBRUARY 1997 SERIES
              GLOBAL TARGET 15 TRUST, FEBRUARY 1997 SERIES
              GLOBAL TARGET 30 TRUST, FEBRUARY 1997 SERIES


                               Prospectus
                                 Part I

                          Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520

                          THIS PART ONE MUST BE
                        ACCOMPANIED BY PART TWO.

When Units of the Trusts are no longer available, or for investors who will reinvest into subsequent series of the Trusts, this Prospectus may be used as a preliminary prospectus for a future series; in which case investors should note the following:

INFORMATION CONTAINED HEREIN IS SUBJECT TO AMENDMENT. A REGISTRATION STATEMENT RELATING TO SECURITIES OF A FUTURE SERIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

THE PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                            February 3, 1997


                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE

Part II of II

                   First Trust (registered trademark)

                           TARGET TRUST SERIES
             The First Trust Special Situations Trust Series
                           Prospectus Part II

                          Dated January 2, 1997

THIS PART II OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART I. BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

FURTHER DETAIL REGARDING CERTAIN OF THE INFORMATION PROVIDED IN THE PROSPECTUS IN THE FORM OF AN "INFORMATION SUPPLEMENT" MAY BE OBTAINED BY CALLING THE TRUSTEE AT 1-800-682-7520.

What is The First Trust Special Situations Trust?

The First Trust Special Situations Trust Series is one of a series of investment companies created by the Sponsor, all of which are generally similar, but each of which is separate and is designated by a different series number. This Series consists of underlying separate unit investment trusts set forth in Part I of this Prospectus. These underlying trusts are designated herein as the "Target 5 Trust," "Target 10 Trust," "International Target 5 Trusts-United Kingdom Trust," "International Target 5 Trusts-Hong Kong Trust," "Global Target 15 Trust" and "Global Target 30 Trust" and may sometimes be referred to individually as a "Trust" and collectively as the "Trusts." The "Target 5 Trust" and the "Target 10 Trust" may sometimes be referred to individually as a "Domestic Trust" and collectively as the "Domestic Trusts" while the "International Target 5 Trusts-Hong Kong Trust," "International Target 5 Trusts-United Kingdom Trust," "Global Target 15 Trust" and "Global Target 30 Trust" may sometimes be referred to individually as an "International Trust" and collectively as the "International Trusts." Each Trust was created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P., as Sponsor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Portfolio Supervisor and Evaluator.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of common stocks issued by companies which provide income and are considered to have the potential for capital appreciation (the "Equity Securities"), together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such Equity Securities. In exchange for the deposit of securities or contracts to purchase securities in a Trust, the Trustee delivered to the Sponsor documents evidencing the entire ownership of such Trust.

With the deposit of the Equity Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Equity Securities in a Trust's portfolio, as set forth in
Part I of this Prospectus under "Schedule of Investments" for each Trust. Following the Initial Date of Deposit, the

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          Nike Securities L.P.
              Sponsor of First Trust (registered trademark)
                             1-800-621-9533

Sponsor, pursuant to the Indenture, may deposit additional Equity Securities in a Trust or cash (including a letter of credit) with instructions to purchase additional Equity Securities in a Trust. Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of such Trust. Any deposit by the Sponsor of additional Equity Securities or the purchase of additional Equity Securities pursuant to a cash deposit will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ due to the sale, redemption or liquidation of any of the Equity Securities deposited in a Trust on the Initial, or any subsequent, Date of Deposit. See "How May Equity Securities be Removed from a Trust?" Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in a Trust. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the purchase of the Equity Securities and because such Trust will pay the associated brokerage fees. To minimize this effect, the Trusts will try to purchase the Equity Securities as close to the evaluation time as possible. An affiliate of the Trustee may receive these brokerage fees or the Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for a Trust with respect to acquiring Equity Securities for a Trust. In acting in such capacity, the Sponsor or its affiliate will be subject to the restrictions under the Investment Company Act of 1940, as amended.

On the Initial Date of Deposit, each Unit of a Trust represented an undivided fractional interest in the Equity Securities deposited in such Trust, as set forth under "Summary of Essential Information" appearing in Part I of this Prospectus. To the extent that Units of a Trust are redeemed, the aggregate value of the Equity Securities in such Trust will be reduced, and the undivided fractional interest represented by each outstanding Unit of such Trust will increase. However, if additional Units are issued by a Trust in connection with the deposit of additional Equity Securities or cash by the Sponsor, the aggregate value of the Equity Securities in such Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of such Trust will be decreased proportionately. See "How May Units be Redeemed?" Each Trust has a Mandatory Termination Date as set forth under "Summary of Essential Information" in Part I of this Prospectus.

What are the Expenses and Charges?

With the exception of brokerage fees discussed above and bookkeeping and other administrative services provided to the Trusts, for which the Sponsor will be reimbursed in amounts as set forth under "Summary of Essential Information" in Part I, the Sponsor will not receive any fees in connection with its activities relating to the Trusts.

First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information" in Part I of this Prospectus, for providing portfolio supervisory services for the Trusts. Such fee is based on the number of Units outstanding in a Trust on January 1 of each year, except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding at the end of such month. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include underwriters or dealers of the Trusts.

Subsequent to the initial offering period, First Trust Advisors L.P., in its capacity as the Evaluator for the Trusts, will receive a fee as indicated in the "Summary of Essential Information" in Part I of this Prospectus.

The Trustee pays certain expenses of a Trust for which it is reimbursed by such Trust. The Trustee will receive for its ordinary recurring services to a Trust an annual fee as indicated in the "Summary of Essential Information" in Part I. The fee is computed per Unit in such Trust, based upon the largest aggregate number of Units of such Trust outstanding at any time during the calendar year. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, see "Rights of Unit Holders."

The Trustee's and the above described fees are payable from the Income Account of a Trust to the extent funds are available, and then from the Capital Account of such Trust. Since funds being held in the Capital and

Income Accounts are for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to a Trust is expected to result from the use of these funds. However, the Trustee may bear from its own resources certain expenses relating to a Trust, including organization costs and brokerage commissions.

Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year.

The following additional charges are or may be incurred by a Trust: all legal expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of a Trust; foreign custodial and transaction fees, if any, in the case of the International Trusts; all taxes and other government charges imposed upon the Equity Securities or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on a Trust. In addition, the Trustee is empowered to sell Equity Securities in a Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of a Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"

What is the Federal Tax Status of Unit Holders?

The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Unit holders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in a Trust. International Trusts which contain FT Index stocks will report as gross income earned by U.S. Unit holders their pro rata share of dividends received by such Trust as well as their pro rata share of the associated Tax Credit Amount (as defined in "United Kingdom Taxation" below), notwithstanding that it is not certain that U.S. Unit holders will receive any refund of U.K. taxes. Although a U.S. Unit holder is unlikely to be able to directly obtain Treaty Payments (as defined in "United Kingdom Taxation" below) under the U.S.-U.K. Treaty, the U.K. Inland Revenue operates a special procedure under which trustees of funds such as the United Kingdom Trust, Global Target 15 Trust and Global Target 30 Trust may be entitled to claim Treaty Payments on behalf of investors. The Trustee has received approval from the U.K. Inland Revenue for such a procedure to apply in respect of the International Trusts which contain FT Index stocks. As such, the amount of any Treaty Payment to be obtained with respect to a dividend will be reflected in the net asset value of the United Kingdom Trust, Global Target 15 Trust or Global Target 30 Trust, respectively, and will be distributed to investors on the first Distribution Date after the dividend is received by such Trust. Those U.S. Unit holders who hold Units on the relevant record date for dividends on the underlying Equity Securities held by such Trusts should be entitled, subject to applicable limitations, to either a credit or a deduction for foreign taxes payable with respect to such dividend payments. In addition, IRAs and other plans addressed below under "Why are Investments in the Trusts Suitable for Retirement Plans?" should note that they are not eligible to claim any Treaty Payment (as defined below under "United Kingdom Taxation").

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. Each Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of the assets of a Trust under the Code; and the income of such Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his pro rata share of the income derived from each Equity Security when such income is received by a Trust.

2. Each Unit holder will have a taxable event when a Trust disposes of an Equity Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unit holder. The price a Unit holder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Equity Security held by a Trust (in proportion to the fair market values thereof on the date the Unit holder purchases his or her Units) in order to determine his or her tax basis for his or her pro rata portion of each Equity Security held by such Trust. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceeds such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unit holder has held his or her Units for more than one year.

3. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution) and will be long-term if the Unit holder has held his or her Units for more than one year (the date on which the Units are acquired (i.e., the "trade date") is excluded for purposes of determining whether the Units have been held for more than one year). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution) and, in general, will be long-term if the Unit holder has held his or her Units for more than one year. In particular, a Rollover Unit holder should be aware that a Rollover Unit holder's loss, if any, incurred in connection with the exchange of Units for Units in the next new series of a Trust (the "New Trusts"), (the Sponsor intends to create a separate New Trust in conjunction with the termination of each of the Trusts) will generally be disallowed with respect to the disposition of any Equity Securities pursuant to such exchange to the extent that such Unit holder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unit holder's deemed ownership of the securities underlying the Units in a New Trust in the manner described above, if such substantially identical securities are acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unit holder would be recognized. Unit holders should consult their tax advisers regarding the recognition of gains and losses for Federal income tax purposes.

Deferred Sales Charge. Generally, the tax basis of a Unit holder includes sales charges, and such charges are not deductible. A portion of the sales charge is deferred. It is possible that for federal income tax purposes, a portion of the deferred sales charge may be treated as interest which would be deductible by a Unit holder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge should be added to the Unit holder's tax basis in his or her Units. The deferred sales charge could cause the Unit holder's Units to be considered to be debt-financed under Section 264A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unit holder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unit holders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A Unit holder will be considered to have received all of the dividends paid on his or her pro rata portion of each Equity Security when such dividends are received by a Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unit holders will be taxed in this manner regardless of whether distributions from a Trust are actually received by the Unit holder or are automatically reinvested. See "How are Income and Capital Distributed?-Distribution Reinvestment Option."

A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have recently been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

To the extent dividends received by an International Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

Limitations on Deductibility of Trust Expenses by Unit Holders. Each Unit holder's pro rata share of each expense paid by a Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by him or her. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by a Trust or if the Unit holder disposes of a Unit (although losses incurred by Rollover Unit holders may be subject to disallowance, as discussed above). For taxpayers other than corporations, net capital gains are subject to a maximum stated marginal tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

"The Revenue Reconciliation Act of 1993" (the "Tax Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If the Unit holder disposes of a Unit, he or she is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust involved including his or her pro rata portion of all the Equity Securities represented by the Unit.

Special Tax Consequences of In-Kind Distributions Upon Redemption of Units, Termination of a Trust and Investment in a New Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?", under certain circumstances a Unit holder who owns at least 2,500 Units of a Domestic Trust may request an In-Kind Distribution upon the redemption of Units or the termination of such Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unit holder is considered as owning a pro rata portion of each of such Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution upon the redemption of Units or the termination of a Domestic Trust would be deemed an exchange of such Unit holder's pro rata portion of each of the shares of stock and other assets held by such Trust in exchange for an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unit holder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by a Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by a Domestic Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his or her tax basis in such fractional share of an Equity Security held by such Trust.

Because a Domestic Trust will own many Equity Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by such Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Equity Security owned by such Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

As discussed in "Rights of Unit Holders-Special Redemption, Liquidation and Investment in a New Trust," a Unit holder may elect to become a Rollover Unit holder. To the extent a Rollover Unit holder exchanges his or her Units for Units of a New Trust in a taxable transaction, such Unit holder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Equity Securities pursuant to such exchange to the extent that such Unit holder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unit holder's deemed ownership of the securities underlying the Units in such New Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unit holder's tax basis in the securities acquired. Rollover Unit holders are advised to consult their tax advisers.

Computation of the Unit Holder's Tax Basis. Initially, a Unit holder's tax basis in his or her Units will generally equal the price paid by such Unit holder for his or her Units. The cost of the Units is allocated among the Equity Securities held in the Trust in accordance with the proportion of the fair market values of such Equity Securities on the date the Units are purchased in order to determine such Unit holder's tax basis for his or her pro rata portion of each Equity Security.

A Unit holder's tax basis in his or her Units and his or her pro rata portion of an Equity Security held by a Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by a Trust which are not taxable as ordinary income as described above.

General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unit holders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unit holders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the International Trusts.

It should be noted that payments to the International Trusts of dividends on Equity Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unit holders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the International Trusts. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unit holders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States purposes with respect to such taxes. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

Unit holders will be notified annually of the amounts of income dividends includable in the Unit holder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.

Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Why are Investments in the Trusts Suitable for Retirement Plans?"

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unit holders thereof.

The foregoing discussion relates only to the tax treatment of U.S. Unit holders ("U.S. Unit holders") with regard to federal and certain aspects of New York State and City income taxes. Unit holders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unit holder" means an owner of a Unit in the Trusts that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unit holder in paragraph
(a) but whose income from a Unit is effectively connected with such Unit holder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable.

UNITED KINGDOM TAXATION

Tax Consequences of Ownership of Ordinary Shares. In the opinion of Linklaters & Paines, United Kingdom special counsel to the Sponsor, based on the terms of the United Kingdom Trust, Global Target 15 Trust and Global Target 30 Trust as described herein and on certain representations made by special U.S. counsel to the Sponsor, the following summary accurately describes the U.K. tax consequences to certain U.S. Unit holders who beneficially hold Units in the United Kingdom Trust, Global Target 15 Trust or Global Target 30 Trust as capital assets. This summary is based upon current U.S. law, U.K. taxation law and Inland Revenue practice in the U.K., the U.S./U.K. convention relating to income and capital gains (the "Treaty") and the U.S./U.K. convention relating to estate and gift taxes (the "Estate Tax Treaty"). The summary is a general guide only and is subject to any changes in U.K. or U.S. law or the practice relating thereto, and in the Treaty or Estate Tax Treaty occurring after the date of this Prospectus which may affect (including possibly on a retroactive basis) the tax consequences described herein. Accordingly, Unit holders should consult their own tax advisers as to the U.K. tax consequences applicable to their particular circumstances of ownership of the Units in the United Kingdom Trust, Global Target 15 Trust or Global Target 30 Trust.

Taxation of Dividends. Where a U.K. resident receives a dividend from a U.K. company (other than a foreign income dividend (see below)), such resident is generally entitled to a tax credit, which may be offset against such resident's U.K. taxes or, in certain circumstances, repaid. Under the Treaty, a U.S. Unit holder who is resident in the U.S. for the purposes of the Treaty may, in appropriate circumstances, be entitled to a repayment of that tax credit, but any such repayment is subject to U.K. withholding tax at the rate of 15% of the sum of the dividend and the credit. The tax credit, before such withholding, is equal to one quarter of the dividend (the "Tax Credit Amount"). Although such a U.S. Unit holder who held shares directly in a company resident in the U.K. for the purposes of the Treaty, could generally claim a refund of a portion of the Tax Credit Amount attributable to the dividend (a "Treaty Payment") pursuant to the terms of the Treaty, the ability of such a U.S. Unit holder who holds Units in the United Kingdom Trust, Global Target 15 Trust or Global Target 30 Trust to claim such a Treaty Payment relating to the dividends received on the Equity Securities listed in the FT Index is unclear where dividend payments are made directly to an entity such as the United Kingdom Trust, Global Target 15 Trust or Global Target 30 Trust. Any claim for such a Treaty Payment would have to be supported by evidence of such U.S. Unit holder's entitlement to the relevant dividend. There is no established procedure for proving such entitlement where the U.K. company pays the dividend to an entity such as the United Kingdom Trust, Global Target 15 Trust or Global Target 30 Trust unless a specific procedure is negotiated in advance with the U.K. Inland Revenue (see "What is the Federal Tax Status of Unit Holders?"). In the absence of agreeing to such a special procedure, U.S. Unit holders should note that they may not in practice be able to claim a Treaty Payment relating to the dividends received on the Equity Securities listed in the FT Index held in the United Kingdom Trust, Global Target 15 Trust or Global Target 30 Trust from the U.K. Inland Revenue.

A U.K. company may elect to pay a dividend as a foreign income dividend rather than as an ordinary dividend. If a company, the shares of which are held in the United Kingdom Trust, Global Target 15 Trust or Global Target 30 Trust, pays a foreign income dividend, no tax credit will be attributable to such dividend. Accordingly, a U.S. Unit holder would not be entitled to any repayment of a tax credit under the Treaty.

Taxation of Capital Gains. U.S. Unit holders who are not resident nor ordinarily resident for tax purposes in the U.K. will not be liable for U.K. tax on capital gains realized on the disposal of their Units unless such Units are used, held or acquired for the purposes of a trade, profession or vocation carried on in the U.K. through a branch or agency or for use by such branch or agency.

U.K. Inheritance Tax. An individual Unit holder who is domiciled in the U.S. for the purposes of the Estate Tax Treaty and who is not a national of the U.K. for the purposes of the Estate Tax Treaty will generally not be subject to U.K. inheritance tax in respect of Units in the United Kingdom Trust, Global Target 15 Trust or Global Target 30 Trust on the individual's death or on a gift or other non-arm's length transfer of such Units during the individual's lifetime provided that any applicable U.S. federal gift or estate tax liability is paid, unless the Units are part of the business property of a permanent establishment of the individual in the U.K. or pertain to a fixed base in the U.K. used by the individual for the performance of independent personal services. Where the Units have been placed in trust by a settlor, the Units will generally not be subject to U.K. inheritance tax if the settlor, at the time of settlement, was domiciled in the U.S. for the purposes of the Estate Tax Treaty and was not a U.K. national, provided that any applicable U.S. federal gift or estate tax liability is paid. In the exceptional case where the Units are subject both to U.K. inheritance tax and to U.S. federal gift or estate tax, the Estate Tax Treaty generally provides for the tax paid in the U.K. to be credited against tax paid in the U.S. or for tax paid in the U.S. to be credited against tax payable in the U.K. based on priority rules set out in that Treaty.

Stamp Tax. In connection with a transfer of Equity Securities listed in the FT Index and held in the United Kingdom Trust, Global Target 15 Trust or Global Target 30 Trust, there is generally imposed a U.K. stamp duty or stamp duty reserve tax payable upon transfer, which tax is usually imposed on the purchaser of such Equity Securities. Upon acquisition of the Equity Securities in the United Kingdom Trust, Global Target 15 Trust or Global Target 30 Trust, such Trust paid such tax. It is anticipated that upon the sale of such Equity Securities such tax will be paid by the purchaser thereof and not by the United Kingdom Trust, Global Target 15 Trust or Global Target 30 Trust, respectively.

HONG KONG TAXATION

The following summary describes the Hong Kong tax consequences relating to those Equity Securities held by the Hong Kong Trust, Global Target 15 Trust or Global Target 30 Trust and listed on the Hang Seng Index under existing law to U.S. Unit holders of Units of the Hong Kong Trust, Global Target 15 Trust or Global Target 30 Trust. This discussion is for general purposes only and assumes that such Unit holder is not carrying on a trade, profession or business in Hong Kong and has no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. Unit holders should consult their tax advisers as to the Hong Kong tax consequences of ownership of the Units of the Hong Kong Trust, Global Target 15 Trust or Global Target 30 Trust applicable to their particular circumstances.

Taxation of Dividends. Amounts in respect of dividends paid to Unit holders of the Hong Kong Trust, Global Target 15 Trust or Global Target 30 Trust relating to those Equity Securities listed on the Hang Seng Index are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. A Unit holder of the Hong Kong Trust, Global Target 15 Trust or Global Target 30 Trust (other than a person carrying on a trade, profession or business in Hong Kong) will not be subject to profits tax imposed by Hong Kong on any gain or profits made on the realization or other disposal of his or her Units.

Hong Kong Estate Duty. Units of the Hong Kong Trust, Global Target 15 Trust or Global Target 30 Trust will not give rise to a liability to Hong Kong estate duty.

Why are Investments in the Trusts Suitable for Retirement Plans?

Units of the Trusts may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                PORTFOLIO

What are Equity Securities?

The objective of each of the Trusts is to provide an above-average total return through a combination of dividend income and capital appreciation. While the objectives of the Trusts are the same, each Trust follows a different investment strategy (set forth below) in order to achieve its stated objective.

The Target 5 Trust consists of the five companies with the lowest per share stock price of the ten companies in the Dow Jones Industrial Average ("DJIA") that have the highest dividend yield as of the close of business on the business day prior to the date of Part I of this Prospectus (the "Domestic Stock Selection Date"). The Target 10 Trust consists of the ten common stocks in the DJIA that have the highest dividend yield as of the Domestic Stock Selection Date. The United Kingdom Trust consists of the five companies with the lowest per share stock price of the ten companies in the Financial Times Ordinary Share Index ("FT Index") that have the highest dividend yield as of the close of business two business days prior to the date of Part I of this Prospectus (the "Foreign Stock Selection Date"). The Hong Kong Trust consists of the five companies with the lowest per share stock price of the ten companies in the Hang Seng Index that have the highest dividend yield as of the Foreign Stock Selection Date. The Portfolios of both the Global Target 15 Trust and the Global Target 30 Trust consist of 15 and 30 common stocks, respectively, of companies which are components of the DJIA, the FT Index or the Hang Seng Index, respectively. Specifically, the portfolio of the Global Target 15 Trust consists of common stocks of the five companies with the lowest per share stock price of the ten companies in each of the DJIA, FT Index and the Hang Seng Index, respectively, that have the highest dividend yield in the respective index as of the Domestic Stock Selection Date in the case of the DJIA stocks and the Foreign Stock Selection Date in the case of the FT Index stocks and Hang Seng Index stocks. The portfolio of the Global Target 30 Trust consists of common stocks of the ten companies in each of the

DJIA, FT Index and the Hang Seng Index, respectively, that have the highest dividend yield in the respective index as of the same business days as those used to establish the Global Target 15 Trust.

The yield for each Equity Security listed on the DJIA was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared and dividing the result by the market value of such Equity Security as of the close of business on the Domestic Stock Selection Date. The yield for each Equity Security listed on the FT Index or the Hang Seng Index was calculated by adding together the most recent interim and final dividend declared and dividing the result by the market value of such Equity Security as of the close of business on the Foreign Stock Selection Date. An investment in a Trust involves the purchase of a quality portfolio of attractive equities with high dividend yields in one convenient purchase. Investing in the stocks of the DJIA, FT Index and/or the Hang Seng Index with the highest dividend yields may be effective in achieving a Trust's investment objectives, because regular dividends are common for established companies, and dividends have accounted for a substantial portion of the total return on stocks of each Index as a group. Due to the short duration of the Trusts, there is no guarantee that either a Trust's objective will be achieved or that a Trust will provide for capital appreciation in excess of such Trust's expenses.

The publishers of the DJIA, FT Index and the Hang Seng Index are not affiliated with the Sponsor and have not participated in the creation of the Trusts or the selection of the Equity Securities included therein. There is, of course, no guarantee that the objective of the Trusts will be achieved.

Any changes in the components of any of the respective indices made after the respective Stock Selection Date will not cause a change in the identity of the common stocks included in a Trust, including any additional Equity Securities deposited thereafter.

Investors should note that the above criteria were applied to the Equity Securities selected for inclusion in the Trust Portfolios as of the respective Stock Selection Date. Since the Sponsor may deposit additional Equity Securities which were originally selected through this process, the Sponsor may continue to sell Units of the Trusts even though the yields on these Equity Securities may have changed subsequent to the Initial Date of Deposit. These Equity Securities may no longer be included in the respective index, or may not currently meet a Trust's selection criteria, and therefore, such Equity Securities would no longer be chosen for deposit into the Trusts if the selection process was to be performed again at a later time.

The Dow Jones Industrial Average

The DJIA was first published in The Wall Street Journal in 1896. Initially consisting of just 12 stocks, the DJIA expanded to 20 stocks in 1916 and to its present size of 30 stocks on October 1, 1928. The stocks are chosen by the editors of The Wall Street Journal as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors. Changes in the components of the DJIA are made entirely by the editors of The Wall Street Journal without consultation with the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely. Most substitutions have been the result of mergers, but from time to time, changes may be made to achieve a better representation. The components of the DJIA may be changed at any time for any reason. The following is a list of the companies which currently comprise the DJIA.

AT&T Corporation             Goodyear Tire & Rubber Company
Allied Signal                International Business Machines Corporation
Aluminum Company of America  International Paper Company
American Express Company     McDonald's Corporation
Bethlehem Steel Corporation  Merck & Company, Inc.
Boeing Company               Minnesota Mining & Manufacturing Company
Caterpillar Inc.             J.P. Morgan & Company, Inc.
Chevron Corporation          Philip Morris Companies, Inc.
Coca-Cola Company            Procter & Gamble Company
Walt Disney Company          Sears, Roebuck & Company
E.I. du Pont de Nemours &    Texaco, Inc.
Company
Eastman Kodak Company        Union Carbide Corporation

Exxon Corporation            United Technologies Corporation
General Electric Company     Westinghouse Electric Corporation
General Motors Corporation   Woolworth Corporation

The Financial Times Industrial Ordinary Share Index

The FT Index began as the Financial News Industrial Ordinary Share Index in London in 1935 and became the Financial Times Industrial Ordinary Share Index in 1947. The FT Index is comprised of 30 common stocks chosen by the editors of The Financial Times as representative of the British industry and commerce. This index is an unweighted average of the share prices of selected companies, which are highly capitalized, major factors in their industries and their stocks are widely held by individuals and institutional investors. Changes in the components of the FT Index are made entirely by the editors of The Financial Times without consultation with the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely. Most substitutions have been the result of mergers or because of poor share performance, but from time to time, changes may be made to achieve a better representation. The components of the FT Index may be changed at any time for any reason. The following stocks are currently represented in the FT Index:

ASDA Group                   Glaxo Wellcome Plc
Allied Domecq Plc            Grand Metropolitan
BICC Plc                     Guest Keen & Nettlefolds (GKN) Plc
BOC Group                    Guinness
BTR Plc                      Hanson Plc
Blue Circle Industries Plc   Imperial Chemical Industries Plc
Boots Co.                    Lucas Varity Plc
British Airways              Marks & Spencer
British Gas Plc              National Westminster Bank
British Petroleum            Peninsular & Oriental Steam
                                Navigation Company
British Telecom Plc          Reuters Holdings
Cadbury Schweppes            Royal & Sun Alliance Insurance Group
Courtaulds Plc               SmithKline Beecham
EMI Group Plc                Tate & Lyle
General Electric Plc         Vodaphone Plc

The Hang Seng Index

The Hang Seng Index was first published in 1969 and presently consists of 33 of the 358 stocks currently listed on the Stock Exchange of Hong Kong Ltd. (the "Hong Kong Stock Exchange"), and it includes companies intended to represent four major market sectors: commerce and industry, finance, properties and utilities. The Hang Seng Index is a recognized indicator of stock market performance in Hong Kong. It is computed on an arithmetic basis, weighted by market capitalization, and is therefore strongly influenced by stocks with large market capitalizations. The Hang Seng Index represents approximately 70% of the total market capitalization of the stocks listed on the Hong Kong Stock Exchange. The Hang Seng Index is comprised of the following companies:

Amoy Properties Ltd.           Hong Kong Telecommunications Ltd.
Bank of East Asia              Hopewell Holdings
Cathay Pacific Airways         Hutchison Whampoa
Cheung Kong                    Hysan Development Company Ltd.
China Light & Power            Johnson Electric Holdings
Citic Pacific                  New World Development Co. Ltd.
First Pacific Company Ltd.     Oriental Press Group
Great Eagle Holdings           Shangri-La Asia Ltd.
Guangdong Investment           Shun Tak Holdings Ltd.
HSBC Holdings Plc              Sino Land Co. Ltd.
Hang Lung Development Company  South China Morning Post (Holdings) Ltd.

Hang Seng Bank                 Sun Hung Kai Properties Ltd.
Henderson Investment Ltd.      Swire Pacific (A)
Henderson Land Development     Television Broadcasts
   Co. Ltd.
Hong Kong and China Gas        Wharf Holdings
Hong Kong Electric Holdings    Wheelock & Co.
   Ltd.
Hong Kong and Shanghai Hotels

Neither the publishers of the DJIA, FT Index nor the Hang Seng Index have granted the Trusts or the Sponsor a license to use their respective Index. Units of the Trusts are not designed so that prices will parallel or correlate with movements in any particular index or a combination thereof and it is expected that their prices will not parallel or correlate with such movements. The publishers of the DJIA, FT Index and the Hang Seng Index have not participated in any way in the creation of the Trusts or in the selection of stocks in the Trusts and have not approved any information related thereto.

The following table compares the actual performance of the Ten Highest Dividend Yielding Stocks Strategy for the DJIA, a combination of the Ten Highest Dividend Yielding Stocks Strategy in the FT Index, Hang Seng Index and the DJIA (the "Combined 30 Strategy"), Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks Strategies in each of the FT Index, Hang Seng Index and the DJIA, a combination of the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks Strategies in the FT Index, Hang Seng Index and the DJIA (the "Combined 15 Strategy"), the FT Index, the Hang Seng Index, the DJIA and a combination of the three indices (the "Combined Indices") in each of the 20 years listed below, as of December 31 in each of those years. All of the figures set forth below have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar, where applicable (i.e., returns are stated in U.S. dollar terms).

                                                COMPARISON OF TOTAL RETURN (2)

                           Strategy Total Returns                                         Index Total Returns
        ____________________________________________________________________  __________________________________________
       10 Highest Dividend                 5 Lowest Priced
       Yielding Stocks (1)    of the 10 Highest Dividend Yielding Stocks (1)
       ___________________    ______________________________________________
                 Combined     FT      Hang Seng               Combined 15     FT        Hang Seng              Combined
Year   DJIA      30 Strategy  Index   Index       DJIA        Strategy        Index     Index        DJIA      Indices
____   ____      _______      _____   ______      _____       ________        _____     ______       _____     ________
1977   -1.75%    30.15%      87.78%    -8.82%       5.64%     28.20%           82.48%    -4.04%      -12.76%    21.89%
1978    0.12%    10.16%      10.27%     4.16%       1.26%      5.23%           17.06%    23.10%        2.62%    14.26%
1979   12.99%    33.58%      12.28%   111.92%       9.91%     44.70%           12.57%    77.99%       10.52%    33.69%
1980   27.23%    30.85%      52.30%    64.71%      40.53%     52.51%           41.90%    65.48%       21.45%    42.94%
1981    7.73%    -1.43%      -2.47%    -1.08%       3.64%      0.03%          -24.09%   -12.34%       -3.40%   -13.27%
1982   26.05%    -4.96%      -5.86%   -44.35%      41.88%     -2.77%          -15.15%   -48.01%       25.84%   -12.44%
1983   38.75%    22.72%      25.52%   -14.81%      36.11%     15.61%            9.39%    -2.04%       25.68%    11.01%
1984    5.75%    26.80%      16.66%    62.09%      10.88%     29.88%          -18.51%    42.61%        1.07%     8.39%
1985   29.40%    46.17%      78.24%    46.09%      37.84%     54.06%           93.09%    50.95%       32.83%    58.96%
1986   34.79%    41.48%      22.02%    61.99%      30.31%     38.11%           27.59%    51.16%       26.96%    35.24%
1987    6.07%    17.74%      47.39%    -1.32%      11.06%     19.04%           76.82%    -6.67%        6.00%    25.38%
1988   24.33%    27.33%      21.17%    48.87%      21.22%     30.42%            2.50%    20.55%       15.97%    13.01%
1989   25.66%    19.26%      24.71%     9.03%      10.49%     14.74%            9.34%    10.17%       31.74%    17.08%
1990   -7.57%     5.79%      20.25%     8.68%     -15.27%      4.55%           32.01%    12.03%       -0.61%    14.48%
1991   34.02%    34.55%      25.79%    55.75%      61.79%     47.78%           11.13%    48.31%       23.99%    27.81%
1992    7.79%    13.63%       0.88%    25.21%      22.88%     16.32%          -21.14%    33.67%        7.37%     6.63%
1993   26.91%    57.34%      43.64%   115.23%      33.82%     64.23%           15.81%   121.23%       16.74%    51.26%
1994    4.05%    -5.71%       6.79%   -28.54%       8.08%     -4.56%            7.90%   -28.85%        4.94%    -5.34%
1995   36.51%    22.61%      10.81%     4.52%      30.26%     15.19%           16.49%    26.98%       36.47%    26.65%
1996   28.18%    24.71%      10.68%    15.78%      26.12%     17.53%           20.61%    36.95%       28.58%    28.71%

[FN]
______________
(1) The Ten Highest Dividend Yielding Stocks and the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks in the FT Index, Hang Seng Index and the DJIA, respectively, for any given period were selected by ranking the dividend yields for each of the stocks in the respective index, as of the beginning of the period, and dividing by that stock's market value on the first trading day on the exchange where that stock principally trades in the given period. The Combined 30 Strategy merely averages the Total Return of the stocks which comprise the Ten Highest Dividend Yielding Stocks in the FT Index, Hang Seng Index and the DJIA, respectively, while the Combined 15 Strategy merely averages the Total Return of the stocks which comprise the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks in the FT Index, Hang Seng Index and the DJIA, respectively.

(2) Total Return represents the sum of the percentage change in market value of each group of stocks between the first trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return does not take into consideration any sales charges, commissions, expenses or taxes. Total Return does not take into consideration any reinvestment of dividend income and all returns are stated in terms of the United States dollar. Based on the year-by-year returns contained in the table, over the 20 years listed above, the Ten Highest Dividend Yielding Stocks in the DJIA and the Combined 30 Strategy achieved an average annual total return of 17.49% and 21.55%, respectively, while the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks in the DJIA, FT Index, Hang Seng Index and Combined Strategy achieved an average annual total return of 20.14%, 23.32%, 19.90% and 23.00%, respectively. In addition, over this period, with the exception of the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Hang Seng Stocks, each individual strategy achieved a greater average annual total return than that of its corresponding index, the DJIA, FT Index or a combination of the three indices, which were 14.27%, 15.99% and 18.84%, respectively. Over this period, the Hang Seng Index total annual return of 19.96% exceeded the total annual return of the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Hang Seng Stocks, as set forth above. For the five year period between January 1, 1972 and December 31, 1976, the Ten Highest Dividend Yielding Stocks in the DJIA achieved an annual total return of 23.32% in 1972, 3.96% in 1973, -0.72% in 1974, 56.03% in 1975
and 34.93% in 1976; the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks in the DJIA achieved an annual total return of 22.49% in 1972, 19.64% in 1973, -4.98% in 1974, 64.54% in 1975 and
40.80% in 1976; and the DJIA achieved an annual total return of 18.18% in 1972, -13.16% in 1973, -23.21% in 1974, 44.48% in 1975 and 22.75% in
1976. Although each Trust seeks to achieve a better performance than its respective index as a whole, there can be no assurance that a Trust will achieve a better performance over its one-year life or over consecutive rollover periods, if available

Please refer to the APPENDIX following the last page of this document for details on the chart included at this point.

The chart above represents past performance of the DJIA, the Ten Highest Dividend Yielding DJIA Stocks and the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding DJIA Stocks (but not the Target 10 Trust or the Target 5 Trust) from January 1, 1972 through December 31, 1996 and should not be considered indicative of future results. Further, these results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that either the Target 10 Trust or the Target 5 Trust will outperform the DJIA over its one-year life or over consecutive rollover periods, if available.

Please refer to the APPENDIX following the last page of this document for details on the chart included at this point.

The chart above represents past performance of the FT Index, the Ten Highest Dividend Yielding FT Index Stocks and the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding FT Index Stocks (but not the United Kingdom Trust) from January 1, 1977 through December 31, 1996 and should not be considered indicative of future results. Further, these results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. The annual figures in the chart have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar as described in the footnote below*. There can be no assurance that the United Kingdom Trust will outperform the FT Index over the Trust's one-year life or over consecutive rollover periods, if available.

[FN]
______________
* The $10,000 initial investment was converted into local currency, where applicable, using the opening exchange rate at the beginning of each period. The year-end total in British pounds sterling was converted into U.S. dollars using the ending exchange rate. This amount was then converted back into the appropriate local currency using the opening exchange rate at the beginning of the next period.

Please refer to the APPENDIX following the last page of this document for details on the chart included at this point.

The chart above represents past performance of the Hang Seng Index, the Ten Highest Dividend Yielding Hang Seng Index Stocks and the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Hang Seng Stocks (but not the Hong Kong Trust) from January 1, 1977 through December 31, 1996 and should not be considered indicative of future results. Further, these results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. The annual figures in the chart have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar as described in the footnote below*. There can be no assurance that the Hong Kong Trust will outperform the Hang Seng Index over the Trust's one-year life or over consecutive rollover periods, if available.

[FN]
______________
* The $10,000 initial investment was converted into local currency, where applicable, using the opening exchange rate at the beginning of each period. The year-end total in Hong Kong dollars was converted into U.S. dollars using the ending exchange rate. This amount was then converted back into the appropriate local currency using the opening exchange rate at the beginning of the next period.

Please refer to the APPENDIX following the last page of this document for details on the chart included at this point.

The chart above represents past performance of the Combined 15 Strategy and the Combined 30 Strategy, as opposed to the Combined Indices from January 1, 1977 through December 31, 1996, and should not be considered indicative of future results. Further, these results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. The annual figures in the chart have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar as described in the footnote below*. There can be no assurance that the Global Target 15 Trust or the Global Target 30 Trust will outperform either the Combined Strategy or the Combined Indices over their one-year life or over consecutive rollover periods, if available.

[FN]
______________
* The $10,000 initial investment was converted into local currency, where applicable, using the opening exchange rate at the beginning of each period. The year-end total in either British pounds sterling or Hong Kong dollars was converted into U.S. dollars using the ending exchange rate. This amount was then converted back into the appropriate local currency using the opening exchange rate at the beginning of the next period.

The returns shown in the above graphs are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with a Trust Portfolio. Both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. As indicated in the previous tables, each strategy underperformed its respective index in certain years. Accordingly, there can be no assurance that a Trust's Portfolio will outperform its respective index (or combination thereof, where applicable) over the life of a Trust or over consecutive rollover periods, if available. A Holder of Units in a Trust would not necessarily realize as high a Total Return on an investment in the stocks upon which the returns shown above are based. The Total Return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes, and a Trust may not be fully invested at all times.

What are Some Additional Considerations for Investors?

The Trusts consist of different issues of Equity Securities, all of which are listed on a securities exchange. In addition, each of the companies whose Equity Securities are included in a portfolio are actively-traded, well-established corporations.

A Trust consists of such of the Equity Securities listed under "Schedule of Investments" appearing in Part I of this Prospectus as may continue to be held from time to time in such Trust and any additional Equity Securities acquired and held by such Trust pursuant to the provisions of the Trust Agreement, together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in a Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.

Risk Factors. Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Although the Portfolios are not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may elect to keep or sell any securities or other property acquired in exchange for Equity Securities, such as those acquired in connection with a merger or other transaction. See "How May Equity Securities be Removed from a Trust?" Equity Securities, however, will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation or if the Equity Securities no longer meet the criteria by which they were selected for a Trust.

Whether or not the Equity Securities are listed on a securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, a Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the Equity Securities are limited or absent.

An investment in Units in a Trust should be made with an understanding of the risks which an investment in common stocks entails. In general, the value of your investment will decline if the financial condition of the issuers of the common stocks becomes impaired or if the general condition of the relevant stock market worsens. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The Sponsor cannot predict the direction or scope of any of these factors. Common stocks have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital provided by debt securities.

Unit holders will be unable to dispose of any of the Equity Securities in a Portfolio, as such, and will not be able to vote the Equity
Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

Investors should be aware of certain other considerations before making a decision to invest in a Trust. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus, the value of the Equity Securities will fluctuate over the life of a Trust and may be more or less than the price at which they were deposited in such Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities, including the impact of the Sponsor's purchase and sale of the Equity Securities (especially during the primary offering period of Units of a Trust and during the Special Redemption and Liquidation Period) and other factors.

The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Equity Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to a Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract, and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of a Trust, and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in such Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of a Trust.

The Indenture also authorizes the Sponsor to increase the size of a Trust and the number of Units thereof by the deposit of additional Equity Securities, or cash (including a letter of credit) with instructions to purchase additional Equity Securities, in such Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors could experience a dilution of their investments and a reduction in anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the actual purchase of the Equity Securities and because the Trust will pay the brokerage fees associated therewith.

Once all of the Equity Securities in a Trust are acquired, the Trustee will have no power to vary the investments of such Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, but may dispose of Equity Securities only under limited circumstances. See "How May Equity Securities be Removed from a Trust?"

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit with respect to any Equity Security which might reasonably be expected to have a material adverse effect on the Trusts. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trusts.

Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deductions. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unit holders are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, legislation may be enacted that could negatively affect the Equity Securities in the Trusts or the issuers of the Equity Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum industry, may have a negative impact on certain companies represented in the Trusts. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trusts or will not impair the ability of the issuers of the Equity Securities to achieve their business goals.

Foreign Issuers. Since certain or all of the Equity Securities included in the International Trusts consist of common stocks of foreign issuers, an investment in such Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in common stocks of domestic issuers. These investment risks include the possible imposition of future political or governmental restrictions which might adversely affect the payment or receipt of dividends on the relevant Equity Securities, the possibility that the financial condition of the issuers of the Equity Securities may become impaired or that the general condition of the relevant stock market may deteriorate, the limited liquidity and relatively small market capitalization of the relevant securities market, the imposition of expropriation or confiscatory taxation, economic uncertainties, the lack of the quantity and quality of publicly available information concerning the foreign issuers as such issuers are generally not subject to the same reporting and accounting requirements as domestic issuers, and the effect of foreign currency devaluations and fluctuations on the value of the common stocks and dividends of foreign issuers in terms of U.S. dollars. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States.

On the basis of the best information available to the Sponsor at the present time, none of the Equity Securities in the International Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the foreign Equity Securities. The adoption of such restrictions or other legal restrictions could adversely impact the marketability of the foreign Equity Securities and may impair the ability of such Trusts to satisfy their obligation to redeem Units or could cause delays or increase the costs associated with the purchase and sale of the foreign Equity Securities and correspondingly affect the price of the Units.

The purchase and sale of the foreign Equity Securities will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the International Trusts will encounter obstacles in acquiring or disposing of the foreign Equity Securities, investors should be aware that in certain situations it may not be possible to purchase or sell a foreign Equity Security in a timely manner for any number of reasons, including lack of liquidity in the relevant market, the unavailability of a seller or purchaser of the foreign Equity Securities, and restrictions on such purchases or sales by reason of federal securities laws or otherwise.

The information provided below details certain important factors which impact the economies of both the United Kingdom and Hong Kong. This information has been extracted from various governmental and private publications, but no representation can be made as to its accuracy; furthermore, no representation is made that any correlation exists between the economies of the United Kingdom and Hong Kong and the value of the Equity Securities held by an International Trust.

United Kingdom. The emphasis of the United Kingdom's economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and makes a significant contribution to the country's balance of payments. The United Kingdom experienced a recovery of output in 1993-1994 accompanied by falling rates of inflation despite expectations to the contrary. Quarterly changes in real gross domestic product ("GDP") in the United Kingdom grew moderately during 1994 and 1995 with an approximate .5% increase in the last quarter of 1995 over the previous quarter. The average quarterly rate of GDP growth in the United Kingdom (as well as in Europe generally) has been decelerating since 1994. The United Kingdom is a member of the European Union (the "EU"), formerly known as the European Economic Community (the "EEC"). The EU was created through the formation of the Maastricht Treaty on European Union in late 1993. It is expected that the Treaty will have the effect of eliminating most remaining trade barriers between the 15 member nations and make Europe one of the largest common markets in the world. The EU has the potential to become a powerful trade bloc with a population of over 350 million people and an annual gross national product of more than $4 trillion. However, the effective implementation of the Treaty provisions and the rate at which trade barriers are eliminated is uncertain at this time.

Furthermore, the recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of the Equity Securities in the United Kingdom Trust, Global Target 15 Trust or Global Target 30 Trust impossible to predict. Volatility in oil prices could slow economic development throughout Western Europe. Moreover, it is not possible to accurately predict the effect of the current political and economic situation upon long-term inflation and balance of trade cycles and how these changes would affect the currency exchange rate between the U.S. dollar and the British pound sterling.

Hong Kong. Hong Kong, established as a British colony in the 1840's, is currently ruled by the British Government through an appointed Governor. Hong Kong will revert to Chinese sovereignty effective July 1, 1997 with Hong Kong becoming a Special Administrative Region ("SAR") of China.
Hong Kong's new constitution will be the Basic Law (promulgated by China in 1990), which will take effect upon the resumption of Chinese sovereignty. The current Hong Kong government generally follows a laissez-faire policy toward industry. There are no major import, export or foreign exchange restrictions. At the present time, regulation of business is generally minimal with certain exceptions, including regulated entry into certain sectors of the economy and a fixed exchange rate regime by which the Hong Kong dollar has been pegged to the U.S. dollar. Over the ten year period between 1983 and 1993, real gross domestic product increased at an average annual rate of approximately 6%.

Although China has committed by treaty to preserve for 50 years the economic and social freedoms currently enjoyed in Hong Kong, the continuation of the economic system in Hong Kong after the reversion will be dependent on the Chinese government, and there can be no assurances that the commitment made by China regarding Hong Kong will be maintained. Legislation has been enacted in Hong Kong that will extend democratic voting procedures for Hong Kong's legislature. China has expressed disagreement with this legislation, which it states is in contravention of the principles evidenced in the Basic Law of the Hong Kong SAR. The National Peoples' Congress of China has passed a resolution to the effect that the Legislative Council and certain other councils and boards of the Hong Kong Government will be terminated on June 30, 1997. It is expected that such bodies will be subsequently reconstituted in accordance with China's interpretation of the Basic Law. China and Great Britain have also yet to resolve their differences on other issues relating to the reversion to sovereignty. Any increase in uncertainty as to the future economic and political status of Hong Kong could have a materially adverse effect on the value of the Hong Kong Trust, Global Target 15 Trust or Global Target 30 Trust.

It should be noted by investors that the Hong Kong Trust, the Global Target 15 Trust and the Global Target 30 Trust all terminate after the July 1, 1997 reversion to the sovereignty of China. The Sponsor is unable to predict the level of market liquidity or volatility which may occur after the reversion to sovereignty, both of which may negatively impact such Trusts and the value of the Units.

China currently enjoys a most favored nation status ("MFN Status") with the United States. MFN Status is subject to annual review by the President of the United States. President Clinton recently signed an executive order renewing China's MFN Status for another year which Congress must review. Revocation of the MFN Status would have a severe effect on China's trade and thus could have a materially adverse effect on the value of the Hong Kong Trust, Global Target 15 Trust or Global Target 30 Trust. The performance of certain companies listed on the Hong Kong Stock Exchange is linked to the economic climate of China. For example, between 1985 and 1990, Hong Kong businesses invested $20 billion in the nearby Chinese province of Guangdong to take advantage of the lower property and labor costs than were available in Hong Kong. Recently, however, high economic growth in this area (industrial production grew at an annual rate of about 20% in 1991, 24% in 1992, and 36.5% in 1993) has been associated with rising inflation and concerns about the devaluation of the Chinese currency. Any downturn in economic growth or increase in the rate of inflation in China could have a materially adverse effect on the value of the Hong Kong Trust, Global Target 15 Trust or Global Target 30 Trust.

Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. For example, in 1989, the Hang Seng Index dropped 1,216 points (approximately 58%) in early June following the events at Tiananmen Square. The Hang Seng Index gradually climbed in subsequent months but fell by 181 points on October 13, 1989 (approximately 6.5%) following a substantial fall in the U.S. stock markets. During 1994, the Hang Seng

Index lost approximately 31% of its value. The Hang Seng Index is subject to change, and delisting of any issues may have an adverse impact on the performance of the Hong Kong Trust, Global Target 15 Trust or Global Target 30 Trust, although delisting would not necessarily result in the disposal of the stock of these companies, nor would it prevent such Trusts from purchasing additional Equity Securities. In recent years, a number of companies, comprising approximately 10% of the total capitalization of the Hang Seng Index, have delisted.

Exchange Rate. The International Trusts are comprised either totally or substantially of Equity Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolios (and hence of the Units) and of the distributions from the portfolios will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end of month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling and the Hong Kong dollar:

                                   Foreign Exchange Rates
                       Range of Fluctuations in Foreign Currencies

                    United Kingdom
Annual              Pound Sterling/                        Hong Kong/
Period              U.S. Dollar                            U.S. Dollar
______              ______________                         ___________
1983                0.616-0.707                            6.480-8.700
1984                0.670-0.864                            7.774-8.050
1985                0.672-0.951                            7.729-7.990
1986                0.643-0.726                            7.768-7.819
1987                0.530-0.680                            7.751-7.822
1988                0.525-0.601                            7.764-7.912
1989                0.548-0.661                            7.775-7.817
1990                0.504-0.627                            7.740-7.817
1991                0.499-0.624                            7.716-7.803
1992                0.499-0.667                            7.697-7.781
1993                0.630-0.705                            7.722-7.766
1994                0.610-0.684                            7.723-7.750
1995                0.610-0.653                            7.726-7.763
1996                0.614-0.665                            7.732-7.742

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the International Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the International Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

                             PUBLIC OFFERING

How is the Public Offering Price Determined?

Units are offered at the Public Offering Price, which is based on the aggregate underlying U.S. dollar value of the Equity Securities in a Trust, plus or minus cash, if any, in the Income and Capital Accounts of such Trust, plus an initial sales charge with respect to each Trust equal to the difference between the maximum sales charge for each Trust (as set forth in Part I of this Prospectus) and the maximum remaining deferred sales charge (initially $.1750 per Unit for each Trust) divided by the amount of Units of such Trust outstanding. A deferred sales charge of $.0175 will also be assessed per Unit per month on the dates set forth under "Public Offering Price" in Part I. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. For each Trust, the deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities.

During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying U.S. dollar value of the Equity Securities in a Trust, plus or minus cash, if any, in the Income and Capital Accounts of such Trust divided by the number of Units of such Trust outstanding.

The minimum purchase of each Trust is $1,000 ($250 for an Individual Retirement Account or other retirement plans), except for Rollover Unit holders who are not subject to a minimum purchase amount. The applicable sales charge for each Trust for primary market sales is reduced by a discount as indicated below for volume purchases as a percentage of the Public Offering Price (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):


Dollar Amount of                                                             Maximum
Transaction at                                                               Sales               Net Dealer
Public Offering Price                                Discount                Charge              Concession
_____________________                                ________                _______             __________
$50,000 but less than $100,000                       0.25%                   2.50%               1.80%
$100,000 but less than $150,000                      0.50%                   2.25%               1.55%
$150,000 but less than $1,000,000                    0.85%                   1.90%               1.20%
$1,000,000 or more                                   1.75%                   1.00%               0.50%

Any such reduced sales charge shall be the responsibility of the selling dealer. An investor may aggregate purchases of Units of the Trusts for purposes of qualifying for volume purchase discounts listed above. The sales charge reduction for quantity purchases will not apply to Rollover
Unit holders. Rollover Unit holders of prior series of the Trusts may purchase Units of the Trusts subject to a maximum sales charge of 1.75%
of the Public Offering Price (1.00% for rollover purchases of $1,000,000 or more), deferred as set forth above. The reduced sales charge structure will apply on all purchases of Units in a Trust by the same person on any one day from any one dealer. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the dealer of any such combined purchase prior to the sale in order to obtain the indicated discount. In addition, Unit holders of other unit investment trusts having a similar strategy as the Trusts may utilize their termination proceeds to purchase Units of the Trusts, subject to a deferred sales charge of $.0175 per Unit per month to be collected on each of the remaining deferred sales charge payment dates as provided herein. Employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor, dealers and their affiliates and vendors providing services to the Sponsor will be able to purchase Units at the Public Offering Price, less the applicable dealer concession.

Investors who purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed may purchase Units in the primary or secondary market at the Public Offering Price, less the concession the Sponsor typically would allow such broker/dealer. See "Public Offering-How are Units Distributed?"

Had the Units of the Trusts been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information" appearing in Part I of this Prospectus. The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the local currency prices of the underlying Equity Securities, changes in relevant currency exchange rates and changes in applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading. During the initial offering period, the aggregate value of the Units of a Trust shall be determined on the basis of the aggregate underlying U.S. dollar value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of such Trust. The aggregate underlying value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed on a securities exchange or the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the U.S. dollar value of the Equity Securities on the ask side of the market or
(c) by any combination of the above. The aggregate U.S. dollar value of the Equity Securities during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

The Evaluator on each business day will appraise or cause to be appraised the value of the underlying Equity Securities in a Trust as of the Evaluation Time and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day," as used herein and under "How May Units be Redeemed?", shall exclude Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange, Inc.: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying U.S. dollar value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of a Trust plus the applicable sales charge.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period, Units issued on the Initial Date of Deposit, additional Units created on subsequent Date(s) of Deposit, and Units reacquired by the Sponsor and resold during the initial offering period, will be sold at the current Public Offering Price. Upon the termination of the initial offering period, unsold Units created or Units reacquired during the initial offering period and Units reacquired in the secondary market (see "Will There be a Secondary Market?") may be offered by this prospectus at the secondary market Public Offering Price.

It is the intention of the Sponsor to qualify Units of the Trusts for sale in a number of states. Sales will be made to dealers and others at prices which represent a concession or agency commission of 2.00% of the Public Offering Price for primary and secondary market sales. Dealers and others will receive a concession or agency commission of $0.10 of the Public Offering Price on purchases by Rollover Unit holders. Notwithstanding the foregoing, dealers and other selling agents who sell Units of a Trust in the dollar amounts set forth below will be entitled to the following additional sales concessions:


Total Sales per Trust                                     Additional Concession*
_____________________                                     ______________________
$  5,000,000 but less than $10,000,000                    0.05%
$ 10,000,000 but less than $20,000,000                    0.10%
$ 20,000,000 but less than $35,000,000                    0.25%
$ 35,000,000 but less than $50,000,000                    0.30%
$ 50,000,000 but less than $75,000,000                    0.35%
$ 75,000,000 but less than $100,000,000                   0.40%
$100,000,000 or more                                      0.45%

[FN]
_____________
*Additional Concession does not include volume discount purchases.

However, resales of Units of the Trusts by such dealers and others to the public will be made at the Public Offering Price described in the prospectus. The dealer concessions set forth above are not available for sales of Units at a discount as described in "How is the Public Offering Price Determined?"; for such sales, the dealer concessions are those described in the applicable table under the caption "Net Dealer Concession." The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. In the event the Sponsor reacquires, or the Trustee redeems, Units from brokers, dealers and others while a market is being maintained for such Units, such entities agree to repay immediately to the Sponsor any such concession or agency commission relating to such reacquired Units. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law. The Sponsor expects to recoup the foregoing payments from the deferred sales charge payments related to such Trusts.

From time to time the Sponsor may implement programs under which dealers of a Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of a dealer may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time, pursuant to objective criteria established by the Sponsor, pay fees to qualifying dealers for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of a Trust. These programs will not change the price Unit holders pay for their Units or the amount that a Trust will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns of a Trust and returns over specified periods of other similar trusts sponsored by Nike Securities L.P. with returns on other taxable investments such as the common stocks comprising the DJIA, corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of each Trust are described more fully elsewhere in this Prospectus.

Advertisements and other sales material for the Trusts may also show the total returns (price changes plus dividends received, divided by the maximum public offering price) of each completed prior series and the total and average annualized return of all series in the same quarterly cycle, assuming the holder rolled over at the termination of each prior series. These returns will reflect all applicable sales charges and expenses.

Trust performance may be compared to performance on a total return basis of the DJIA, the S&P 500 Composite Stock Price Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.

What are the Sponsor's Profits?

The Sponsor of the Trusts will receive a gross sales commission equal to the maximum sales charge per Unit for each Trust as set forth in Part I of this Prospectus, less any reduced sales charge for quantity purchases as described under "Public Offering-How is the Public Offering Price Determined?" In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to a Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Equity Securities of such Trust on the Initial Date of Deposit as well as on subsequent deposits) and the cost of such Equity Securities to the Sponsor. See Note (2) of "Schedule of Investments" appearing in Part I of this Prospectus. During the initial offering period, the dealers and others also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the Public Offering Price received by such dealers and others upon the sale of Units.

In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a maximum sales charge for each Trust as set forth in Part I of this Prospectus) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor. The Sponsor may also realize profits or sustain losses in connection with the creation of additional Units for the Distribution Reinvestment Option.

Will There be a Secondary Market?

After the initial offering period, although it is not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. The aggregate underlying value of the Equity Securities is computed on the basis of the bid side value of the relevant currency exchange rate (offer side during the initial offering period) expressed in U.S. dollars. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS UNITS, HE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable or may be redeemed by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Record ownership may occur before settlement.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of their respective Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the Equity Securities in a Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Record Date. See "Summary of Essential Information" in Part I of this Prospectus. Persons who purchase Units will commence receiving distributions only after such person becomes a Record Owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. Proceeds received on the sale of any Equity Securities in a Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of each month if the amount available for distribution equals at least $1.00 per 100 Units. The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, and in certain circumstances, earlier. See "What is the Federal Tax Status of Unit Holders?"

It is anticipated that the deferred sales charge will be collected from the Capital Account of a Trust and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying Unit holders' deferred sales charge obligations.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder under certain circumstances by contacting the Trustee, otherwise the amount may be recoverable only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after a Trust is terminated, each Unit holder who is not a Rollover Unit holder will, upon surrender of his Units for redemption, receive (i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless, in the case of a Domestic Trust, he or she elects an In-Kind Distribution as described under "How May the Indenture be Amended or Terminated?" and (ii) a pro rata share of any other assets of such Trust, less expenses of such Trust.

The Trustee will credit to the Income Account of a Trust any dividends received on the Equity Securities therein. All other receipts (e.g., return of capital, etc.) are credited to the Capital Account of a Trust. Dividends received with respect to the foreign Equity Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee may establish reserves (the "Reserve Account") within a Trust for state and local taxes, if any, and any governmental charges payable out of such Trust.

Distribution Reinvestment Option. Any Unit holder may elect to have each distribution of income or capital on his Units, other than the final liquidating distribution in connection with the termination of a Trust, automatically reinvested in additional Units of such Trust. Each person who purchases Units of a Trust may elect to become a participant in the Distribution Reinvestment Option by notifying the Trustee of their election. The Distribution Reinvestment Option may not be available in all states. In order to enable a Unit holder to participate in the Distribution Reinvestment Option with respect to a particular distribution on his Units, the card must be received by the Trustee within 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or capital on the participant's Units will be automatically applied by the Trustee to purchase additional Units of a Trust. The remaining deferred sales charge payments will be assessed on Units acquired pursuant to the Distributions Reinvestment Option. IT SHOULD BE REMEMBERED THAT EVEN IF DISTRIBUTIONS ARE REINVESTED, THEY ARE STILL TREATED AS DISTRIBUTIONS FOR INCOME TAX PURPOSES.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of a Trust the following information in reasonable detail: (1) a summary of transactions in such Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by such Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in a Trust furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his Units by tender to the Trustee at its corporate trust office in the City of New York of the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day on which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.

Any Unit holder tendering 2,500 Units or more of a Domestic Trust for redemption may request by written notice submitted at the time of tender from the Trustee, in lieu of a cash redemption, a distribution of shares of Equity Securities in an amount and value of Equity Securities per Unit equal to the Redemption Price Per Unit, as determined as of the evaluation next following tender. To the extent possible, in-kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unit holder's bank or broker/dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit holder will receive his pro rata number of whole shares of each of the Equity Securities comprising a portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unit holder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unit holder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Equity Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unit holder, the Trustee may sell Equity Securities in the manner described above.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "How are Income and Capital Distributed?" In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of a Trust.

The Trustee is empowered to sell Equity Securities of a Trust in order to make funds available for redemption. To the extent that Equity Securities are sold, the size and diversity of a Trust will be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit during the secondary market will be determined on the basis of the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust (net of applicable liquidation costs for foreign Equity Securities, if any). The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in a Trust other than cash deposited in the Trust to purchase Equity Securities not applied to the purchase of such Equity Securities; (2) the aggregate value of the Equity Securities (including

"when issued" contracts, if any) held in such Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in such Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of such Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of such Trust, including but not limited to fees and expenses of the Trustee (including legal fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of such Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by such Trust; and finally dividing the results of such computation by the number of Units of such Trust outstanding as of the date thereof. The redemption price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption.

The aggregate value of the Equity Securities for purposes of the Redemption Price during the secondary market and the Secondary Market Public Offering Price will be determined in the following manner: if the Equity Securities are listed on a securities exchange or the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on a securities exchange, the evaluation shall generally be based on the current bid prices on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above. The value of the Equity Securities is converted to their U.S. dollar equivalent by computing the aggregate value on the basis of the bid side value of the relevant currency exchange as of the Evaluation Time and when determining the Redemption Price during the secondary market includes the applicable liquidation costs associated with the sale of foreign Equity Securities.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Special Redemption, Liquidation and Investment in a New Trust

It is expected that a special redemption and liquidation will be made of all Units of the Trusts held by any Unit holder (a "Rollover Unit holder") who affirmatively notifies the Trustee in writing that he or she desires to participate as a Rollover Unit holder by the Rollover Notification Date specified in the "Summary of Essential Information" appearing in Part I of this Prospectus.

All Units of Rollover Unit holders will be redeemed In-Kind during the Special Redemption and Liquidation Period and the underlying Equity Securities will be distributed to the Distribution Agent on behalf of the Rollover Unit holders. During the Special Redemption and Liquidation Period (as set forth in "Summary of Essential Information" in Part I), the Distribution Agent will be required to sell all of the underlying Equity Securities on behalf of Rollover Unit holders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

The Distribution Agent may engage the Sponsor, as its agent, or other brokers to sell the distributed Equity Securities. The Equity Securities will be sold as quickly as is practicable during the Special Redemption and Liquidation Period. The Sponsor does not anticipate that the period will be longer than one or two days, given that the Equity Securities are usually highly liquid. The liquidity of any Equity Security depends on the daily trading volume of the Equity Security and the amount that the Sponsor has available for sale on any particular day.

Pursuant to an exemptive order from the Securities and Exchange Commission, each terminating Trust (and the Distribution Agent on behalf of Rollover Unit holders) may sell Equity Securities to the New Trusts if those Equity Securities continue to meet the individual Trust's strategy as set forth under "What is The First Trust Special Situations Trust?" The exemption will enable each Trust to eliminate commission costs on these transactions. The price for those Equity Securities will be the closing sale price on the sale date on the exchange where the Equity Securities are principally traded, as certified by the Sponsor and confirmed by the Trustee of each Trust.

The Rollover Unit holders' proceeds will be invested in a New Trust or a trust with a similar investment strategy (as selected by the Unit holder), if then registered and being offered. The proceeds of redemption will be used to buy New Trust units as the proceeds become available. Any Rollover Unit holder may thus be redeemed out of a Trust and become a holder of an entirely different trust, a New Trust, with a different portfolio of Equity Securities. In accordance with the Rollover Unit holders' offer to purchase the New Trust units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in a New Trust, at the public offering price, including the applicable maximum sales charge per Unit (which for Rollover Unit holders is currently expected to be $.175 per unit for the New Series of a Trust, all of which will be deferred as provided herein).

The Sponsor intends to create New Trust units as quickly as possible, depending upon the availability and reasonably favorable prices of the Equity Securities included in a New Trust portfolio, and it is intended that Rollover Unit holders will be given first priority to purchase the New Trust units. Rollover Unit holders may also elect to have their proceeds invested in a trust with a similar investment strategy, if such trust is then registered in the Unit holder's state of residence and being offered. There can be no assurance, however, as to the exact timing of the creation of the New Trust units or the aggregate number of New Trust units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units (whether permanently or temporarily) at any time it chooses, regardless of whether all proceeds of the Special Redemption and Liquidation have been invested on behalf of Rollover Unit holders. Cash which has not been invested on behalf of the Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. However, since the Sponsor can create units, the Sponsor anticipates that sufficient units can be created, although moneys in a New Trust may not be fully invested on the next business day.

The process of redemption, liquidation, and investment in a New Trust is intended to allow for the fact that the portfolios selected by the Sponsor are chosen on the basis of growth and income potential only for a year, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption, liquidation and investment in a New Trust will be available as each Trust terminates.

It should also be noted that Rollover Unit holders may realize taxable capital gains on the Special Redemption and Liquidation but, in certain unlikely circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in a New Trust, no cash would be distributed at that time to pay any taxes. Included in the cash for the Special Redemption and Liquidation will be an amount of cash attributable to the second semi-annual distribution of dividend income; accordingly, Rollover Unit holders also will not have cash from this source distributed to pay any taxes. See "What is the Federal Tax Status of Unit holders?"

In addition, during this period a Unit holder will be at risk to the extent that Equity Securities are not sold and will not have the benefit of any stock appreciation to the extent that moneys have not been invested; for this reason, the Sponsor will be inclined to sell and purchase the Equity Securities in as short a period as they can without materially adversely affecting the price of the Equity Securities.

Unit holders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated ("Remaining Unit holders") will not realize capital gains or losses due to the Special Redemption and Liquidation, and will not be charged any additional sales charge.

The Sponsor may for any reason, in its sole discretion, decide not to sponsor the New Trusts or any subsequent series of the Trusts, without penalty or incurring liability to any Unit holder. If the Sponsor so decides, the Sponsor shall notify the Unit holders before the Special Redemption and Liquidation. All Unit holders will then be remaining Unit holders, with rights to ordinary redemption as before. See "How May

Units be Redeemed?" The Sponsor may modify the terms of the New Trusts or any subsequent series of the Trusts. The Sponsor may also modify, suspend or terminate the Rollover Option upon notice to the Unit holders of such amendment at least 60 days prior to the effective date of such amendment.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Equity Securities be Removed from a Trust?

The portfolios of the Trusts are not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to a Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Obligations, the acquisition by a Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Equity Securities by the Trustee are credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemptions. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trusts with respect to selling Equity Securities from the Trusts. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker/dealers to execute the Trusts' portfolio transactions.

            INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined
Series, The First Trust Special Situations Trust, The First Trust
Insured Corporate Trust, The First Trust of Insured Municipal Bonds, The First Trust GNMA, Templeton Growth and Treasury Trust, Templeton Foreign Fund & U.S. Treasury Securities Trust and The Advantage Growth and Treasury Securities Trust. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor
Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1995, the total partners' capital of Nike Securities L.P.
was $9,033,760 (audited). (This paragraph relates only to the Sponsor and not to the Trusts or to any series thereof or to any other dealer.
The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trusts may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Equity Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor and the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that a Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential
Information" in Part I of this Prospectus. Each Trust may be liquidated at any time by consent of 100% of the Unit holders of a Trust or by the Trustee when the value of the Equity Securities owned by such Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in such Trust during the primary offering period, or in the event that Units of such Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor. If a Trust is liquidated because of the redemption of unsold Units of such Trust by underwriters, the Sponsor will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser; however, liquidation of a Trust in other circumstances will result in all remaining unpaid deferred sales charges being deducted from termination proceeds paid to Unit holders. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of a Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "How are Income and Capital Distributed?" Also, because of the Special Redemption and Liquidation in a New Trust, there is a possibility that a Trust may be reduced below the Discretionary Liquidation Amount and that a Trust could therefore be terminated at that time before the Mandatory Termination Date of the Fund.

Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of a Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of a Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of such Trust maintained by the Trustee. Not less than 30 days prior to the Mandatory Termination Date of the Domestic Trusts the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 2,500 Units of a Domestic Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date of a Domestic Trust. A Unit holder may, of course, at any time after the Equity Securities are distributed, sell all or a portion of the shares. Unit holders not electing a distribution of shares of Equity Securities and who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after a Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of a Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unit holder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trust.

Experts

The statements of net assets, including the schedules of investments, of the Trusts at the opening of business on the Initial Date of Deposit appearing in Part I of this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing in Part I of this Prospectus and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

Supplemental Information

Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Series, which has been filed with the Securities and Exchange Commission and is hereby incorporated by reference. The supplemental information includes more specific risk information concerning the Trusts.

CONTENTS:

The First Trust Special Situations Trust Series:
    What is The First Trust Special Situations Trust?     1
    What are the Expenses and Charges?                    2
    What is the Federal Tax Status of Unit Holders?       3
        United Kingdom Taxation                           7
        Hong Kong Taxation                                9
    Why are Investments in the Trusts Suitable for
        Retirement Plans?                                 9
Portfolio:
    What are Equity Securities?                           9
    The Dow Jones Industrial Average                     10
    The Financial Times Industrial Ordinary Share
        Index                                            11
    The Hang Seng Index                                  11
    What are Some Additional Considerations
        for Investors?                                   18
        Risk Factors                                     18
            Legislation                                  19
            Foreign Issuers                              20
            United Kingdom                               20
            Hong Kong                                    21
            Exchange Rate                                22
Public Offering:
    How is the Public Offering Price Determined?         23
    How are Units Distributed?                           25
    What are the Sponsor's Profits?                      26
    Will There be a Secondary Market?                    26
Rights of Unit Holders:
    How is Evidence of Ownership Issued and
        Transferred?                                     27
    How are Income and Capital Distributed?              27
    What Reports will Unit Holders Receive?              28
    How May Units be Redeemed?                           29
    Special Redemption, Liquidation and
        Investment in a New Trust                        30
    How May Units be Purchased by the Sponsor?           32
    How May Equity Securities be Removed
        from a Trust?                                    32
Information as to Sponsor, Trustee and Evaluator:
    Who is the Sponsor?                                  33
    Who is the Trustee?                                  33
    Limitations on Liabilities of Sponsor and Trustee    33
    Who is the Evaluator?                                34
Other Information:
    How May the Indenture be Amended
        or Terminated?                                   34
    Legal Opinions                                       35
    Experts                                              35
    Supplemental Information                             35

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                   FIRST TRUST (registered trademark)

                           TARGET TRUST SERIES

                               Prospectus
                                 Part II

                          Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520

                          THIS PART TWO MUST BE
                        ACCOMPANIED BY PART ONE.

                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE

                   First Trust (registered trademark)

                           TARGET TRUST SERIES
             The First Trust Special Situations Trust Series

                         INFORMATION SUPPLEMENT

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in The First Trust Special Situations Trust, Target Trust Series not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in Part II of the Prospectus. The Information Supplement has been created to supplement information contained in the Prospectus.


This Information Supplement is dated February 3, 1997. Capitalized terms have been defined in the Prospectus.


                            Table of Contents

Risk Factors
   Equity Securities                                           1
   Foreign Issuers                                             1
   Exchange Rate                                               2

Concentrations
   Banks and Thrifts                                           6
   Petroleum Refining Companies                                7
   Real Estate Companies                                       8


Portfolios
   Equity Securities Selected for Target 5 Trust              10
   Equity Securities Selected for Target 10 Trust             10
   Equity Securities Selected for Global Target 15 Trust      11
   Equity Securities Selected for Global Target 30 Trust      12


Risk Factors

Equity Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the relevant stock market may worsen, and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since certain or all of the Equity Securities included in the International Trusts consist of securities of foreign issuers, an investment in such Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Equity Securities, the possibility that the financial condition of the issuers of the Equity Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Equity Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Equity Securities selected for the International Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Equity securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Equity Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Equity Securities in the International Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Equity Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such a Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the International Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Equity Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Equity Securities at the same time because of the unavailability of any Equity Security, and restrictions applicable to a Trust relating to the purchase of an Equity Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Equity Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Equity Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the International Trusts will encounter obstacles in disposing of the Equity Securities, investors should realize that the Equity Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Equity Securities will be adversely affected if trading markets for the Equity Securities are limited or absent.

Exchange Rate. The International Trusts are comprised either totally or substantially of Equity Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolios (and hence of the Units) and of the distributions from the portfolios will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. Since 1983, the Hong Kong dollar has been pegged to the U.S. dollar. In Europe, a European Currency Unit ("ECU") has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end of month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling and the Hong Kong dollar:


                         Foreign Exchange Rates
               Range of Fluctuations in Foreign Currencies
                    United Kingdom
Annual              Pound Sterling/                        Hong Kong/
Period              U.S. Dollar                            U.S. Dollar
______              ______________                         ___________
1983                0.616-0.707                            6.480-8.700
1984                0.670-0.864                            7.774-8.050
1985                0.672-0.951                            7.729-7.990
1986                0.643-0.726                            7.768-7.819
1987                0.530-0.680                            7.751-7.822
1988                0.525-0.601                            7.764-7.912
1989                0.548-0.661                            7.775-7.817
1990                0.504-0.627                            7.740-7.817
1991                0.499-0.624                            7.716-7.803
1992                0.499-0.667                            7.697-7.781
1993                0.630-0.705                            7.722-7.766
1994                0.610-0.684                            7.723-7.750
1995                0.610-0.653                            7.726-7.763
1996                0.614-0.665                            7.732-7.742

Source: Bloomberg L.P.


             End of Month Exchange Rates
               for Foreign Currencies
_____________________________________________________
                      United Kingdom        Hong
                      Pound Sterling/       Kong/U.S.
Monthly Period        U.S. Dollar           Dollar
______________        _______________       _________
1992:
   January            .559                  7.762
   February           .569                  7.761
   March              .576                  7.740
   April              .563                  7.757
   May                .546                  7.749
   June               .525                  7.731
   July               .519                  7.732
   August             .503                  7.729
   September          .563                  7.724
   October            .641                  7.736
   November           .659                  7.742
   December           .662                  7.744
1993:
   January            .673                  7.734
   February           .701                  7.734
   March              .660                  7.731
   April              .635                  7.730
   May                .640                  7.724
   June               .671                  7.743
   July               .674                  7.761
   August             .670                  7.755
   September          .668                  7.734
   October            .676                  7.733
   November           .673                  7.725
   December           .677                  7.723
1994:
   January            .664                  7.724
   February           .673                  7.727
   March              .674                  7.737
   April              .659                  7.725
   May                .662                  7.726
   July               .648                  7.725
   August             .652                  7.728
   September          .634                  7.727
   October            .611                  7.724
   November           .639                  7.731
   December           .639                  7.738
1995:
   January            .633                  7.732
   February           .631                  7.730
   March              .617                  7.733
   April              .620                  7.742
   May                .630                  7.735
   June               .627                  7.736
   July               .626                  7.738
   August             .645                  7.741
   September          .631                  7.732
   October            .633                  7.727
   November           .652                  7.731
   December           .645                  7.733
1996:
   January            .661                  7.728
   February           .653                  7.731
   March              .655                  7.734
   April              .664                  7.735
   May                .645                  7.736
   June               .644                  7.741
   July               .642                  7.735
   August             .639                  7.733
   September          .639                  7.733
   October            .615                  7.732
   November           .595                  7.732
   December           .583                  7.735
1997:
   January            .624                  7.750

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the International Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the International Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Concentrations

Banks and Thrifts. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Equity Securities in the Trust's portfolio cannot be predicted with certainty. Periodic efforts by recent Administrations to introduce legislation broadening the ability of banks to compete with new products have not been successful, but if enacted could lead to more failures as a result of increased competition and added risks. Failure to enact such legislation, on the other hand, may lead to declining earnings and an inability to compete with unregulated financial institutions. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Starting in mid-1997, banks would be allowed to turn existing banks into branches, though states could pass laws to permit interstate branch banking before then. Consolidation is likely to continue in both cases. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. In late 1993 the United States Treasury Department proposed a restructuring of the banks regulatory agencies which, if implemented, may adversely affect certain of the Equity Securities in the Trust's portfolio. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Equity Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Equity Securities or whether such approvals, if necessary, will be obtained.

Petroleum Refining Companies. Certain Trusts may be considered to be concentrated in common stocks of companies engaged in refining and marketing oil and related products. See "Risk Factors" in Part I of this Prospectus which will indicate, if applicable, the Trust's concentration in the petroleum industry. According to the U.S. Department of Commerce, the factors which will most likely shape the industry include the price and availability of oil from the Middle East, changes in United States environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The likely restoration of a large portion of Kuwait and Iraq's production and export capacity over the next few years could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad, could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers significantly to affect production, the concomitant volatility of crude oil prices and increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Trusts.

Real Estate Companies. Certain Portfolios are considered to be concentrated in common stocks of companies engaged in real estate asset management, development, leasing, property sales and other related activities. Investment in securities issued by these real estate companies should be made with an understanding of the many factors which may have an adverse impact on the credit quality of the particular company or industry. Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. REITs are differentiated by the types of real estate properties held and the actual geographic location of properties and fall into two major categories: equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests, while mortgage REITs concentrate on real estate financing, holding their assets primarily in mortgages secured by real estate. As of the Initial Date of Deposit, the Trust contains only equity REITs. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in the Trust.

The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates. Equity REITs are less likely to be affected by interest rate fluctuations than mortgage REITs and the nature of the underlying assets of an equity REIT may be considered more tangible than that of a mortgage REIT. Equity REITs are more likely to be adversely affected by changes in the value of the underlying property it owns than mortgage REITs.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary. In an effort to reduce the impact of the risks discussed above, the Underwriter has selected REITs that are diversified among various real estate sectors and geographic locations.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.

Hong Kong. Recently, in the wake of Chinese economic development and reform, certain Hong Kong real estate companies and other investors began purchasing and developing real estate in southern China, including Beijing, the Chinese capital. By 1992, however, southern China began to experience a rise in real estate prices, increases in construction costs and a tightening of credit markets. Any worsening of these conditions could affect the profitability and financial condition of Hong Kong real estate companies and could have a materially adverse effect on the value of a Hong Kong Portfolio.


Portfolios



              Equity Securities Selected for Target 5 Trust



AT&T Corporation, headquartered in New York, New York, provides products, services and systems for the movement and management of information. The company also provides voice, data and image telecommunications services, including domestic and international long distance telecommunications services. In addition, the company also markets AT&T products, systems and services in the United States and abroad.



Chevron Corporation, headquartered in San Francisco, California, is an international oil company with activities in the United States and abroad. The company is involved in worldwide, integrated petroleum operations which explore for, develop and produce petroleum liquids and natural gas as well as transporting the products. The company is also involved in the mineral and chemical industry.



General Motors Corporation, which is headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under the trademarks "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn", "Cadillac" and "GMC Trucks."



International Paper Company, headquartered in Purchase, New York, is a worldwide producer of printing papers, packaging and forest products. The company also operates specialty businesses and a broadly-based paper distribution network.



Minnesota Mining & Manufacturing Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products.



             Equity Securities Selected for Target 10 Trust



AT&T Corporation, headquartered in New York, New York, provides products, services and systems for the movement and management of information. The company also provides voice, data and image telecommunications services, including domestic and international long distance telecommunications services. In addition, the company also markets AT&T products, systems and services in the United States and abroad.



Chevron Corporation, headquartered in San Francisco, California, is an international oil company with activities in the United States and abroad. The company is involved in worldwide, integrated petroleum operations which explore for, develop and produce petroleum liquids and natural gas as well as transporting the products. The company is also involved in the mineral and chemical industry.

E.I. du Pont de Nemours & Company, headquartered in Wilmington, Delaware, is a research and technology-based global supplier of chemical and energy derived products. DuPont offers more than 100 product lines to the global automotive industry including finishes, fibers, plastics, fabricated products, specialty chemicals, refrigerants and lubricants.



Exxon Corporation, headquartered in Irving, Texas, is principally involved in the energy industry. The company explores for and produces crude oil and natural gas, manufactures petroleum products, explores for and mines coal and minerals and transports and sells crude oil, natural gas and petroleum products.



General Motors Corporation, which is headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under the trademarks "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn", "Cadillac" and "GMC Trucks."



International Paper Company, headquartered in Purchase, New York, is a worldwide producer of printing papers, packaging and forest products. The company also operates specialty businesses and a broadly based paper distribution network.



Minnesota Mining & Manufacturing Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products.



J.P. Morgan & Company, Inc., headquartered in New York, New York, is a global investment banking firm that serves clients with complex needs through an integrated range of advisory, financing, trading, investment and related capabilities.



Philip Morris Companies, Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.



Texaco, Inc., headquartered in White Plains, New York, is engaged in the worldwide exploration, production, transportation, refining and marketing of crude oil, natural gas and petroleum products, including petrochemicals. Texaco owns, leases or has interest in extensive production, manufacturing, marketing, transportation and other facilities throughout the world.



          Equity Securities Selected for Global Target 15 Trust



Dow Jones Industrial Average



AT&T Corporation, headquartered in New York, New York, provides products, services and systems for the movement and management of information. The company also provides voice, data and image telecommunications services, including domestic and international long distance telecommunications services. In addition, the company also markets AT&T products, systems and services in the United States and abroad.



Chevron Corporation, headquartered in San Francisco, California, is an international oil company with activities in the United States and abroad. The company is involved in worldwide, integrated petroleum operations which explore for, develop and produce petroleum liquids and natural gas as well as transporting the products. The company is also involved in the mineral and chemical industry.



General Motors Corporation, which is headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under the trademarks "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn", "Cadillac" and "GMC Trucks."



International Paper Company, headquartered in Purchase, New York, is a worldwide producer of printing papers, packaging and forest products. The company also operates specialty businesses and a broadly based paper distribution network.



Minnesota Mining & Manufacturing Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products.



Financial Times Industrial Ordinary Share Index



BICC Plc manufactures cables and provides construction and engineering services. The company's construction and engineering activities are primarily located in North America and Asia-Pacific while the cable business is managed through regional operations based in Europe, North America, Australia and Asia-Pacific. BICC serves the power, communications, transport and building sectors.



BTR Plc is a holding company with subsidiaries in industrial, transportation, construction, control systems and electrical and consumer-related divisions. The company produces and sells building products, agricultural and aircraft equipment and distributes electrical, healthcare, environmental control and paper and printing products.



British Gas Plc buys, transmits and distributes gas. The company supplies gas and services to customers in Great Britain and markets gas appliances. British Gas also explores for and produces oil and gas in the United Kingdom and overseas.



Courtaulds Plc produces items that protect and/or decorate environments. The company manufactures fibers, films, coatings, chemicals, packaging and performance materials and sealants. The company also manufactures aerospace equipment and components. The company sells its products internationally.



Hanson Plc is an industrial management company. The company maintains interests in the electricity, coal mining and propane sectors through its Eastern Group, the Peabody Group and Suburban Propane. The company also operates in the building materials and equipment sector through ARC Group, an aggregates group, Grove Worldwide, a material handling group, Hanson Brick, Hanson Electrical and UGI Meters.



Hang Seng Index



Amoy Properties is a property investment company. The company's principal activities are property investment and investment holding, and through its subsidiaries, property investment for rental income, car park management and property management.



Cathay Pacific Airways is a major airline operator with services covering the Far East, the Middle East, Europe, North America and South Africa. The company is also involved in aircraft engineering, airline catering and airport security.



Henderson Investment Ltd. is an investment holding company. The principal activities of its subsidiaries are property development and investment, investment holding, retailing and the hotel business.



Shun Tak Holdings Ltd. is involved in shipping, property, restaurants, air transportation and hotels in the Asia-Pacific region. The company operates jetfoil services, develops residential and commercial properties in Hong Kong, Macau and Australia, owns interests in three restaurants and five hotels and operates air cargo services to nine destinations in Europe and Asia.



South China Morning Post (Holdings) Ltd. is an investment holding company. The principal activities of the company consist of the publishing, printing and distribution of the "South China Morning Post" and "South China Sunday Morning Post"; the provision of entertainment, recreation and leisure services; retailing; production of commercial films; and holding of properties.



          Equity Securities Selected for Global Target 30 Trust



Dow Jones Industrial Average



AT&T Corporation, headquartered in New York, New York, provides products, services and systems for the movement and management of information. The company also provides voice, data and image telecommunications services, including domestic and international long distance telecommunications services. In addition, the company also markets AT&T products, systems and services in the United States and abroad.



Chevron Corporation, headquartered in San Francisco, California, is an international oil company with activities in the United States and abroad. The company is involved in worldwide, integrated petroleum operations which explore for, develop and produce petroleum liquids and natural gas as well as transporting the products. The company is also involved in the mineral and chemical industry.



E.I. du Pont de Nemours & Company, headquartered in Wilmington, Delaware, is a research and technology-based global supplier of chemical and energy derived products. DuPont offers more than 100 product lines to the global automotive industry including finishes, fibers, plastics, fabricated products, specialty chemicals, refrigerants and lubricants.

Exxon Corporation, headquartered in Irving, Texas, is principally involved in the energy industry. The company explores for and produces crude oil and natural gas, manufactures petroleum products, explores for and mines coal and minerals and transports and sells crude oil, natural gas and petroleum products.



General Motors Corporation, which is headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under the trademarks "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn", "Cadillac" and "GMC Trucks."



International Paper Company, headquartered in Purchase, New York, is a worldwide producer of printing papers, packaging and forest products. The company also operates specialty businesses and a broadly based paper distribution network.



Minnesota Mining & Manufacturing Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products.



J.P. Morgan & Company, Inc., headquartered in New York, New York, is a global investment banking firm that serves clients with complex needs through an integrated range of advisory, financing, trading, investment and related capabilities.



Philip Morris Companies, Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.



Texaco, Inc., headquartered in White Plains, New York, is engaged in the worldwide exploration, production, transportation, refining and marketing of crude oil, natural gas and petroleum products, including petrochemicals. Texaco owns, leases or has interest in extensive production, manufacturing, marketing, transportation and other facilities throughout the world.



Financial Times Industrial Ordinary Share Index



Allied Domecq Plc is an international food, drink and hospitality group. The company owns the "Baskin Robbins" ice cream and "Dunkin' Donuts" food chains and "Firkin" pubs chain. Through Hiram Walker, the company also produces a wide range of brands including "Ballantine's" scotch whiskey, "Canadian Club" Canadian whiskey, "Kahlua," "Tia Maria," "Beefeater Gin" and other brands.



BICC Plc manufactures cables and provides construction and engineering services. The company's construction and engineering activities are primarily located in North America and Asia-Pacific, while the cable business is managed through regional operations based in Europe, North America, Australia and Asia-Pacific. The company serves the power, communications, transport and building sectors.



BTR Plc is a holding company with subsidiaries in industrial, transportation, construction, control systems and electrical and consumer-related divisions. The company produces and sells building products, agricultural and aircraft equipment and distributes electrical, healthcare, environmental control and paper and printing products.



British Gas Plc buys, transmits and distributes gas. The company supplies gas and services to customers in Great Britain and markets gas appliances. The company also explores for and produces oil and gas in the United Kingdom and overseas.



British Telecommunications Plc provides telecommunications services. The company provides local and long-distance telephone call products and services in the United Kingdom, telephone exchange lines to homes and businesses, international telephone calls to and from the United Kingdom and telecommunications equipment for customers' premises. The company also has international operations.



Courtaulds Plc produces items that protect and/or decorate environments. The company manufactures fibers, films, coatings, chemicals, packaging and performance materials and sealants. The company also manufactures aerospace equipment and components. The company sells its products internationally.



Hanson Plc is an industrial management company. The company maintains interests in the electricity, coal mining and propane sectors through its Eastern Group, the Peabody Group and Suburban Propane. The company also operates in the building materials and equipment sector through ARC Group, an aggregates group, Grove Worldwide, a material handling group,

Hanson Brick, Hanson Electrical and UGI Meters.



Imperial Chemical Industries Plc is an international chemical company. The company produces paints, acrylics, polyurethanes, films, chemicals and polymers, tioxide and explosives.



Peninsular & Oriental Steam Navigation Company's primary activities include container and bulk shipping, house building, property investment, construction and development, and cruise, ferry and transportation services. The company operates worldwide.



Tate & Lyle Plc is the holding company for an international group of companies which manufacture, refine, process, distribute and trade sweeteners, starches and their by-products. Products include white sugar, molasses and low calorie sweeteners. The company also manufactures and sells engineered sugar milling equipment and provides reinsurance services.



Hang Seng Index



Amoy Properties Limited is a property investment company. The company's principal activities are property investment and investment holding, and through its subsidiaries, property investment for rental income, car park management and property management.



Cathay Pacific Airways is a major airline operator with services covering the Far East, the Middle East, Europe, North America and South Africa. The company is also involved in aircraft engineering, airline catering and airport security.



China Light & Power Company Ltd. supplies electricity to Kowloon and the New Territories in Hong Kong. The company also exports power supplies to the Guangdong province in China. Its subsidiaries are involved in property investment and development.



Hang Lung Development Company is an investment holding company which, through its subsidiaries, is involved in property development for sale, property investment for rental income, and hotel ownership and management. The company is also involved in car park and property management operations. Through its associated companies, the company is involved in the operation of restaurants and dry cleaning businesses.



Henderson Investment Ltd. is an investment holding company. The principal activities of its subsidiaries are property development and investment, investment holding, retailing and the hotel business.



Henderson Land Development Company Ltd. is a holding company whose main operations include property development and investment, project management, construction, property management and investment holding. The company holds a stake in Henderson Investment, Hong Kong Ferry and Hong Kong Gas and also participates in property development joint ventures in China.



Hong Kong Electric Holdings Ltd. generates and supplies electricity, engineering consultancy and project management.



Hong Kong Telecommunications Ltd. provides telecommunications, computer, engineering and other services. The company also sells and rents telecommunications equipment. The principal activities of the company are carried out in Hong Kong.



Shun Tak Holdings Ltd. is involved in shipping, property, restaurants, air transportation and hotels in the Asia-Pacific region. The company operates jetfoil services, develops residential and commercial properties in Hong Kong, Macau and Australia, owns interests in three restaurants and five hotels and operates air cargo services to nine destinations in Europe and Asia.



South China Morning Post (Holdings) Ltd. is an investment holding company. The principal activities of the company consist of the publishing, printing and distribution of the "South China Morning Post" and "South China Sunday Morning Post"; the provision of entertainment, recreation and leisure services; retailing; production of commercial films; and holding of properties.

                            -APPENDIX-

The graph which appears on page 14 of Part II of the Prospectus represents a comparison between a $10,000 investment made on January 1, 1972 in those stocks which comprise the Dow Jones Industrial Average, the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield and the five lowest priced stocks of the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield as of December 31 of each respective year. The chart indicates that $10,000 invested on January 1, 1972 in the stocks which comprise the Dow Jones Industrial Average would on December 31, 1996 be worth $201,477, as opposed to $673,320 had the $10,000 been invested in the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield and $1,265,188 had the $10,000 been invested in the five lowest priced stocks of the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield as of December 31 of each respective year. Each figure assumes that dividends received during each year will be reinvested at year end and sales charges, commissions, expenses and taxes were not considered in determining total returns.

The graph which appears on page 15 of Part II of the Prospectus represents a comparison between a $10,000 investment made on January 1, 1977 in those stocks which comprise the FT Index and the common stock of the five companies with the lowest per share stock price of the ten companies in the FT Index having the highest dividend yield as of December 31 of each respective year. The chart indicates that $10,000 invested on January 1, 1977 and reinvested as of each December 31 in the stocks which comprise the FT Index would be worth $194,281 on December 31, 1996. The same $10,000 invested on January 1, 1977 and reinvested as of each December 31 in the five lowest priced stocks of the ten common stocks in the FT Index having the highest dividend yield as of December 31 of each respective year would be worth $661,948 on December 31, 1996. Each figure assumes that dividends received during each year will be reinvested at year end and sales charges, commissions, expenses and taxes were not considered in determining total returns. The figures have been adjusted to take into account currency exchange rate fluctuations in the U.S. dollar.

The graph which appears on page 16 of Part II of the Prospectus represents a comparison between a $10,000 investment made on January 1, 1977 in those stocks which comprise the Hang Seng Index and the common stock of the five companies with the lowest per share stock price of the ten companies in the Hang Seng Index having the highest dividend yield as of December 31 of each respective year. The chart indicates that $10,000 invested on January 1, 1977 and reinvested as of each December 31 in the stocks which comprise the Hang Seng Index would be worth $380,901 on December 31, 1996. The same $10,000 invested on January 1, 1977 and reinvested as of each December 31 in the five lowest priced of the ten common stocks in the Hang Seng Index having the highest dividend yield as of December 31 of each respective year would be worth $376,738 on December 31, 1996. Each figure assumes that dividends received during each year will be reinvested at year end and sales charges, commissions, expenses and taxes were not considered in determining total returns. The figures have been adjusted to take into account currency exchange rate fluctuations in the U.S. dollar.

The graph which appears on page 17 of Part II of the Prospectus represents a comparison between a $10,000 investment made on January 1, 1977 in those stocks which comprise each Combined Strategy and the Combined Indices as of December 31 of each respective year. The chart indicates that $10,000 invested on January 1, 1977 and reinvested as of each December 31 in the stocks which comprise the Combined 15 Strategy would be worth $628,476 on December 31, 1996, as opposed to $495,596 had the $10,000 been invested in the Combined 30 Strategy. The same $10,000, invested on January 1, 1977 and reinvested as of each December 31 in the Combined Indices would be worth $315,846 on December 31, 1996. Each figure assumes that dividends received during each year will be reinvested at year end and sales charges, commissions, expenses and taxes were not considered in determining total returns. The figures have been adjusted to take into account currency exchange rate fluctuations in the U.S. dollar.



                           MEMORANDUM

      Re:  The First Trust Special Situations Trust, Series 189


     As indicated in our cover letter transmitting the Registration Statement on Form S-6 and other related material under the Securities Act of 1933 to the Commission, the only difference of consequence (except as described below) between The First Trust Special Situations Trust, Series 181, which is the current fund, and The First Trust Special Situations Trust, Series 189, the filing of which this memorandum accompanies, is the change in the series number. The list of bonds comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the Series 181 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the bonds deposited in the Fund.



               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Cross-Reference Sheet

          The Prospectus

          The signatures

          Exhibits

          Financial Data Schedule



                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The First Trust Special Situations Trust, Series 189 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on February 14, 1997.

                           THE FIRST TRUST SPECIAL SITUATIONS
                           TRUST, SERIES 189
                                     (Registrant)

                           By:    NIKE SECURITIES L.P.
                                     (Depositor)


                           By        Robert M. Porcellino
                                     Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                       DATE

Robert D. Van Kampen   Sole Director of
                       Nike Securities         February 14, 1997
                       Corporation, the
                       General Partner of
                       Nike Securities L.P.  Robert M. Porcellino
                                               Attorney-in-Fact**






___________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


                               S-2
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.



                               S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1* Form   of  Trust  Agreement  for  Series  189  among  Nike
       Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporation,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

3.1* Opinion of counsel as to legality of Securities being registered.

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

                               S-4

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).









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* To be filed by amendment.

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